Exhibit 99.2

US GAAP Financial Results for the Third Quarter of Fiscal 2025

Table of Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3
Overview	5
Consolidated Operations	9
Quarterly Operating Results	17
Liquidity and Capital Resources	18
Commitments, Contingencies and Guarantees	21
Outstanding Share Data	22
Application of Critical Accounting Policies and Estimates	23
Change In / Initial Adoption of Accounting Policies	23
Controls and Procedures	24
Trends / Business Outlook	24
Certain Factors That May Affect Future Results	28
Condensed Consolidated Balance Sheets	41
Condensed Consolidated Statements of Operations	42
Condensed Consolidated Statements of Comprehensive Income	43
Condensed Consolidated Statements of Shareholders’ Equity	44
Condensed Consolidated Statements of Cash Flows	45
Notes to Condensed Consolidated Financial Statements	46
Corporate Information	66

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your” and similar words.

This MD&A also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our current fiscal year, which will end on January 31, 2025, is referred to as the “current fiscal year,” “fiscal 2025,” “2025” or using similar words. Our previous fiscal year, which ended on January 31, 2024, is referred to as the “previous fiscal year,” “fiscal 2024,” “2024” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2026 refers to the annual period ending January 31, 2026 and the “fourth quarter of 2026” refers to the quarter ending January 31, 2026.

This MD&A, which is prepared as of December 3, 2024, covers our quarter and nine month period ended October 31, 2024, as compared to our quarter and nine month period ended October 31, 2023. You should read this MD&A in conjunction with our unaudited condensed consolidated financial statements for our third quarter and nine month period of fiscal 2025 that appear elsewhere in this Quarterly Report to Shareholders. You should also read this MD&A in conjunction with our audited annual consolidated financial statements, related notes thereto and the related MD&A for fiscal 2024 that are included in our most recent annual report to shareholders (the “2024 Annual Report”), as filed on March 6, 2024.

We prepare and file our consolidated financial statements and MD&A in United States (“US”) dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in this MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A with reference to the Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators. As it relates to our financial condition and results of operations for the interim period ended October 31, 2024, pursuant to NI 51-102, this MD&A updates the MD&A included in the 2024 Annual Report.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR+ website at http://www.sedarplus.com/.

Certain statements made in this Quarterly Report to Shareholders, constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”), including, but not limited to: statements in the “Trends / Business Outlook” section and statements regarding our expectations concerning future revenues and earnings, including potential variances from period to period; our assessment of the potential impact of geopolitical events, such as the ongoing conflict between Russia and Ukraine (the “Russia-Ukraine Conflict”), and between Israel and Hamas (“Israel-Hamas Conflict”), or other potentially catastrophic events; results of operations and financial condition; our expectations regarding the cyclical nature of our business; mix of revenues and potential variances from period to period; our plans to focus on generating services revenues yet to continue to allow customers to elect to license technology in lieu of subscribing to services; our expectations on losses of revenues and customers; our baseline calibration; our ability to keep our operating expenses at a level below our baseline revenues; our future business plans and business planning process; allocation of purchase price for completed acquisitions; our expectations regarding future restructuring charges and cost-reduction activities; expenses, including amortization of intangible assets and stock-based compensation; goodwill impairment tests and the possibility of future impairment adjustments; capital expenditures; acquisition-related costs, including the potential for further performance-based contingent consideration; our liability with respect to various claims and suits arising in the ordinary course; any commitments referred to in the “Commitments, Contingencies and Guarantees” section of this MD&A; our intention to actively explore future business combinations and other strategic transactions; our liability under indemnification obligations; our reinvestment of earnings of subsidiaries back into such subsidiaries; our dividend policy; the sufficiency of capital to meet working capital, capital expenditure, debt repayment requirements and our anticipated growth strategy; our ability to raise capital; our adoption of certain accounting standards; and other matters related to the foregoing. When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties and are based on assumptions that may cause future results to differ materially from those expected. The material assumptions made in making these forward-looking statements include the following: Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of the Russia-Ukraine Conflict, Israel-Hamas Conflict, or contagious illness outbreaks, a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; our continued operation of a secure and reliable business network; the continued availability of the data and content that is utilized in the delivery of services made available over our network; relative stability of currency exchange rates and interest rates; equity and debt markets continuing to provide us with access to capital; our ability to develop solutions that keep pace with the continuing changes in technology; and our continued compliance with third party intellectual property rights. While management believes these assumptions to be reasonable under the circumstances, they may prove to be inaccurate. Such forward-looking statements also involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements of, or developments in our business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” in this MD&A and in other documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada from time to time. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.

Overview

We use technology and networks to simplify complex business processes. We are primarily focused on logistics and supply chain management business processes. Our solutions are predominantly cloud-based and are focused on improving the productivity, security and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service (“SaaS”) and data solutions to route, track and help improve the safety, performance and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access and analyze global trade data; research and perform trade tariff and duty calculations; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in a large, collaborative multi-modal logistics community. Our pricing model provides our customers with flexibility in purchasing our solutions either on a subscription, transactional or perpetual license basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies (including retailers, manufacturers, distributors, and mobile business service providers) for which logistics is either a key or a defining part of their own product or service offering, or for which our solutions can provide an opportunity to reduce costs, improve service levels, or support growth by optimizing the use of assets and information.

Logistics is the management of the flow of resources between a point of origin and a point of destination – processes that move items (such as goods, people, information) from point A to point B. Supply chain management is broader than logistics and includes the sourcing, procurement, conversion and storage of resources for consumption by an enterprise. Logistics and supply chain management are ever evolving as companies are increasingly seeking automation and real-time control of their supply chain activities. We believe companies are looking for integrated solutions for managing inventory in transit, conveyance units, people, data and business documents.

We believe logistics-intensive organizations are seeking to reduce operating costs, differentiate themselves, improve margins, and better serve customers. Global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies’ global supply chains and a lack of standardized business processes.

Additionally, global sourcing, logistics outsourcing, imposition of additional customs and regulatory requirements and the increased rate of change in day-to-day business requirements are adding to the overall complexities that companies face in planning and executing in their supply chains. Whether a shipment is delayed at the border, a customer changes an order or a breakdown occurs on the road, there are increasingly more issues that can significantly impact the execution of fulfillment schedules and associated costs.

The rise of ecommerce has heightened these challenges for many suppliers with end-customers increasingly demanding narrower order-to-fulfillment periods, lower prices and greater flexibility in scheduling and rescheduling deliveries. End customers also want real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

In this market, the movement and sharing of data between parties involved in the logistics process is equally important to the physical movement of goods. Manual, fragmented and distributed logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis is too costly, complex and risky for organizations dealing with many trading partners. Further, many of these solutions do not provide the flexibility required to efficiently accommodate varied processes for organizations to remain competitive. We believe this presents an opportunity for logistics technology providers to unite this highly fragmented community and help customers improve efficiencies in their operations.

As the market continues to change, we have been evolving to meet our customers’ needs. While the rate of adoption of newer logistics and supply chain management technologies is increasing, a large number of organizations still have manual business processes. We have been educating our prospects and customers on the value of connecting to trading partners through our Global Logistics Network (“GLN”) and automating, as well as standardizing, multi-party business processes. We believe that our target customers are increasingly looking for a single source, neutral, network-based solution provider who can help them manage the end-to-end shipment – from researching global trade information, to the booking of a shipment, to the tracking of that shipment as it moves, to the regulatory compliance filings to be made during the move and, finally, to the settlement and audit of the invoice.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies to automate aspects of their shipping processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries to securely and electronically file shipment and tariff/duty information with customs authorities and self-audit their own efforts. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers and agencies to expedite cross-border shipments. While many compliance initiatives started in the US, compliance has now become a global issue with significantly more international shipments crossing several borders on the way to their final destinations.

Increasingly, data and content have become central to supply chain planning and execution. Complex international supply chains are affected by logistics service provider performance, capacity, and productivity, as well as regulatory frameworks such as free trade agreements. We believe our Global Trade Data, Trade Regulations, Free-Trade-Agreement, and duty rate and calculation solutions help give our customers the intelligence they need to improve their sourcing, landed cost, and transportation lane and provider selection processes.

Solutions
Descartes’ Logistics Technology Platform unites a growing global community of logistics-focused parties, allowing them to transact business while leveraging a broad array of applications designed to help logistics-intensive businesses thrive.

The Logistics Technology Platform fuses our GLN, an extensive logistics network covering multiple transportation modes, with a broad array of modular, interoperable web and wireless logistics management solutions. Designed to help accelerate time-to-value and increase productivity and performance for businesses of all sizes, the Logistics Technology Platform leverages the GLN’s multimodal logistics community to enable companies to quickly and cost-effectively connect and collaborate.

Descartes’ GLN, the underlying foundation of the Logistics Technology Platform, manages the flow of data and documents that track and control inventory, assets and people in motion. Designed expressly for logistics operations, it is native to the particularities of different transportation modes and country borders. As a state-of-the-art messaging network with wireless capabilities, the GLN helps manage business processes in real-time and in-motion. Its capabilities go beyond logistics, supporting common commercial transactions, regulatory compliance documents, and customer specific needs.

The GLN extends its reach using interconnect agreements with other general and logistics-specific networks, to offer companies access to a wide array of trading partners. With the flexibility to connect and collaborate in unique ways, companies can effectively route, translate and transfer data to and from partners and deploy additional Descartes solutions on the GLN. The GLN allows “low tech” partners to act and respond with “high tech” capabilities and connect to the transient partners that exist in many logistics operations. This inherent adaptability creates opportunities to develop logistics business processes that can help customers differentiate themselves from their competitors.

Descartes’ Logistics Application Suite offers a wide array of modular, cloud-based, interoperable web and wireless logistics management applications. These solutions embody Descartes’ deep domain expertise, not merely “check box” functionality. These solutions deliver value for a broad range of logistics-intensive organizations, whether they purchase transportation, run their own fleet, operate globally or locally, or work across air, ocean or ground transportation. Descartes’ comprehensive suite of solutions includes:
•	Routing, Mobile and Telematics;
•	Transportation Management;
•	Ecommerce, Shipping & Fulfillment;
•	Customs & Regulatory Compliance;
•	Global Trade Intelligence;
•	B2B Messaging & Connectivity; and
•	Broker & Forwarder Enterprise Systems.

The Descartes applications forming part of the Logistics Technology Platform are modular and interoperable to allow organizations the flexibility to deploy them quickly within an existing portfolio of solutions. Implementation is streamlined because these solutions use web-native or wireless user interfaces and are pre-integrated with the GLN. With interoperable and multi-party solutions, Descartes’ solutions are designed to deliver functionality that can enhance a logistics operation’s performance and productivity both within the organization and across a complex network of partners.

Descartes’ expanding global trade intelligence offering unites systems and people with trade information to enable organizations to work smarter by making more informed supply chain and logistics decisions. Our global trade intelligence solutions can help customers: research and analyze global trade movements, regulations and trends; reduce the risk of transacting with denied parties; increase trade compliance rates; optimize sourcing, procurement, and business development strategies; and minimize duty spend.

Descartes’ GLN community members enjoy extended command of operations and accelerated time-to-value relative to many alternative logistics solutions. Given the inter-enterprise nature of logistics, quickly gaining access to partners is paramount. For this reason, Descartes has focused on growing a community that strategically attracts and retains relevant logistics parties. Upon joining the GLN community, many companies find that a number of their trading partners are already members with an existing connection to the GLN. This helps to minimize the time required to integrate Descartes’ logistics management applications and to begin realizing results. Descartes is committed to continuing to expand community membership. Companies that join the GLN community or extend their participation find a single place where their entire logistics network can exist regardless of the range of transportation modes, the number of trading partners or the variety of regulatory agencies.

Sales and Distribution
Our sales efforts are primarily directed towards two specific customer markets: (a) transportation companies and logistics service providers; and (b) manufacturers, retailers, distributors and mobile business service providers. Our sales staff is regionally based and trained to sell across our solutions to specific customer markets. In North America and Europe, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In the Asia Pacific, Indian subcontinent, South America and African regions, we focus on making our channel partners successful. Channel partners for our other international operations include distributors, alliance partners and value-added resellers.

United by Design
Descartes’ ‘United By Design’ strategic alliance program is intended to ensure complementary hardware, software and network offerings are interoperable with Descartes’ solutions and work together seamlessly to solve multi-party business problems.

‘United By Design’ is intended to create a global ecosystem of logistics-intensive organizations working together to standardize and automate business processes and manage resources in motion. The program centers on Descartes’ Open Standard Collaborative Interfaces, which provide a wide variety of connectivity mechanisms to integrate a broad spectrum of applications and services.

Descartes has partnering relationships with multiple parties across the following three categories:
•	Technology Partners – Complementary hardware, software, network, and embedded technology providers that extend the functional breadth of Descartes’ solution capabilities;
•
Consulting Partners - Large system integrators and enterprise resource planning system vendors through to vertically specialized or niche consulting organizations that provide domain expertise and/or implementation services for Descartes’ solutions; and

•
Channel Partners (Value-Added Resellers) – Organizations that market, sell, implement and support Descartes' solutions to extend access and expand market share into territories and markets where Descartes might not have a focused direct sales presence.

Marketing
Our marketing efforts are focused on growing demand for our solutions and establishing Descartes as a thought leader and innovator across the markets we serve. Marketing programs are delivered through integrated initiatives designed to reach our target customer and prospect groups. These programs include digital and online marketing, partner-focused campaigns, proactive media relations, and direct corporate marketing efforts.

Fiscal 2025 Highlights

On March 28, 2024, Descartes acquired all of the shares of OCR Services, Inc. (“OCR”), a leading provider of global trade compliance solutions and content. The purchase price for the acquisition was approximately $82.8 million, net of cash acquired, which was funded from cash on hand.

On April 19, 2024, Descartes acquired substantially all of the shares of Aerospace Software Developments (“ASD”), a leading provider of global trade compliance solutions and content. The purchase price for the acquisition was approximately $62.5 million (EUR 58.7 million), net of cash acquired, which was substantially paid at closing from cash on hand with the remaining $3.6 million expected to be paid by the end of fiscal 2025.

On June 10, 2024, Descartes acquired all of the shares of BoxTop Technologies Limited (“BoxTop”), a leading provider of shipment management solutions for small- to mid-sized logistics services providers. The purchase price for the acquisition was approximately $12.1 million (GBP 9.5 million), net of cash acquired, which was funded from cash on hand.

On September 17, 2024, Descartes acquired all of the shares of Assure Assist, Inc., doing business as MyCarrierPortal (“MCP”), a leading provider of carrier onboarding and risk monitoring solutions for the trucking industry. The purchase price for the acquisition was approximately $22.5 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based consideration of up to $6.0 million based on MCP achieving revenue-based targets over the first two years post-acquisition.

On October 11, 2024, Descartes acquired all of the shares of Sellercloud LLC and certain assets of Sellercloud Europe Ltd. (collectively referred to as “Sellercloud”), a leading provider of omnichannel ecommerce solutions. The purchase price for the acquisition was approximately $110.2 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based consideration of up to $20.0 million based on Sellercloud achieving revenue-based targets over the first two years post-acquisition.

Consolidated Operations

The following table shows, for the periods indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

	Third Quarter of		First Three Quarters of
	2025	2024	2025	2024
Total revenues	168.8	144.7	483.5	424.7
Cost of revenues	43.2	34.3	119.1	102.2
Gross margin	125.6	110.4	364.4	322.5
Operating expenses	60.5	53.0	174.5	157.2
Other charges	1.8	9.7	5.9	14.1
Amortization of intangible assets	17.5	15.3	50.0	45.4
Income from operations	45.8	32.4	134.0	105.8
Investment income	2.9	2.7	9.7	6.3
Interest expense	(0.2)	(0.3)	(0.8)	(1.0)
Income before income taxes	48.5	34.8	142.9	111.1
Income tax expense (recovery)
Current	18.3	10.3	42.1	30.2
Deferred	(6.4)	(2.1)	(5.1)	(3.2)
Net income	36.6	26.6	105.9	84.1

EARNINGS PER SHARE
BASIC	0.43	0.31	1.24	0.99
DILUTED	0.42	0.31	1.21	0.97
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
BASIC	85,501	85,101	85,403	85,045
DILUTED	87,342	86,791	87,231	86,772

Total revenues consist of license revenues, services revenues and professional services and other revenues. License revenues are derived from perpetual licenses granted to our customers to use our software products. Services revenues are comprised of ongoing transactional and/or subscription fees for use of our services and products by our customers and maintenance, which include revenues associated with maintenance and support of our services and products. Professional services and other revenues are comprised of professional services revenues from consulting, implementation and training services related to our services and products, hardware revenues and other revenues.

Our total revenues were $483.5 million and $424.7 million for the first three quarters of 2025 and 2024, respectively. The increase in revenues in the first three quarters of 2025 compared to the same period of 2024 was primarily due to growth in revenues from new and existing customers, which contributed an incremental $25.6 million in revenue in the first three quarters of 2025. While we saw growth across many lines of our business, revenue growth in the first three quarters of 2025 from new and existing customers was driven by sales of our global trade intelligence, routing and transportation management solutions. Revenues were also positively impacted by the partial period of contribution from the acquisitions completed in 2025 (OCR, ASD, BoxTop, MCP and Sellercloud, collectively, the “2025 Acquisitions”), which contributed an incremental $20.4 million in revenue in the first three quarters of 2025. The principal contributor to the balance of the increase in revenues in the first three quarters of 2025 compared to the same period of 2024 was a full period of contribution from the acquisitions completed in 2024 (Windigo Logistics, Inc., doing business as GroundCloud (“GroundCloud”), and Localz Pty Ltd. (“Localz”), collectively, the “2024 Acquisitions.

For the third quarter of 2025 and 2024, our total revenues were $168.8 million and $144.7 million, respectively. The increase in revenues in the third quarter of 2025 compared to the same period of 2024 was primarily due to the partial period of contribution from the 2025 Acquisitions, which contributed an incremental $10.2 million in revenue in the third quarter of 2025. Revenues were also positively impacted by growth in revenues from new and existing customers, which contributed an incremental $9.4 million in revenue in the third quarter of 2025. While we saw growth across many lines of our business, revenue growth in the third quarter of 2025 from new and existing customers was driven by sales of our global trade intelligence, routing and transportation management solutions. The principal contributor to the balance of the increase in revenues in the third quarter of 2025 compared to the same period of 2024 was a full period of contribution from the 2024 Acquisitions.

The following table provides additional analysis of our revenues by type (in millions of dollars and as a percentage of total revenues) generated over each of the periods indicated:

	Third Quarter of		First Three Quarters of
	2025	2024	2025	2024
License	3.5	1.5	5.4	3.8
Percentage of total revenues	2%	1%	1%	1%

Services	149.7	130.4	433.7	385.3
Percentage of total revenues	89%	90%	90%	91%

Professional services and other	15.6	12.8	44.4	35.6
Percentage of total revenues	9%	9%	9%	8%
Total revenues	168.8	144.7	483.5	424.7

Our license revenues were $5.4 million and $3.8 million for the first three quarters of 2025 and 2024, respectively, representing 1% of total revenues in both the first three quarters of 2025 and 2024. For the third quarter of 2025 and 2024, our license revenues were $3.5 million and $1.5 million, respectively, representing 2% and 1% of total revenues in the third quarter of 2025 and 2024, respectively. While our sales focus has been on generating services revenues in our SaaS business model, we continue to see a market for licensing the products in our omni-channel retailing and home delivery logistics solutions. The amount of license revenues in a period is dependent on our customers’ preference to license our solutions instead of purchasing our solutions as a service and we anticipate variances from period to period.

Our services revenues were $433.7 million and $385.3 million for the first three quarters of 2025 and 2024, respectively, representing 90% and 91% of total revenues in the first three quarters of 2025 and 2024, respectively. The increase in services revenues in the first three quarters of 2025 compared to the same period of 2024 was primarily due to growth in services revenues from new and existing customers, which contributed an incremental $24.4 million in revenue in the first three quarters of 2025. The growth in services revenues in the first three quarters of 2025 from new and existing customers was driven by sales of our global trade intelligence, routing and transportation management solutions. Revenues were also positively impacted by the partial period of contribution from the 2025 Acquisitions, which contributed an incremental $19.8 million in services revenue in the first three quarters of 2025. The principal contributor to the balance of the increase in services revenues in the first three quarters of 2025 compared to the same period of 2024 was a full period of contribution from the 2024 Acquisitions.

For the third quarter of 2025 and 2024, our services revenues were $149.7 million and $130.4 million, respectively, representing 89% and 90% of total revenues in the third quarter of 2025 and 2024, respectively. The increase in services revenues in the third quarter of 2025 compared to the same period of 2024 was primarily due to the partial period of contribution from the 2025 Acquisitions, which contributed an incremental $9.9 million in services revenue in the third quarter of 2025. Revenues were also positively impacted by growth in services revenues from new and existing customers, which contributed an incremental $8.2 million in revenue in the third quarter of 2025.

Our professional services and other revenues were $44.4 million and $35.6 million for the first three quarters of 2025 and 2024, respectively, representing 9% and 8% of total revenues for the first three quarters of 2025 and 2024, respectively. The increase in professional services and other revenues in the first three quarters of 2025 compared to the same period of 2024 was primarily due to a full period of contribution from the 2024 Acquisitions, which contributed an incremental $8.6 million in revenue in the first three quarters of 2025. The contribution of the 2024 Acquisitions in the first three quarters of 2025 was primarily driven by an increase in hardware revenues.

For the third quarter of 2025 and 2024, our professional services and other revenues were $15.6 million and $12.8 million, respectively, representing 9% of our total revenues in both the third quarter of 2025 and 2024. The increase in professional services and other revenues in the third quarter of 2025 compared to the same period of 2024 was primarily due to a full period of contribution from the 2024 Acquisitions, which contributed an incremental $3.4 million in revenue in the third quarter of 2025, partially offset by a decrease in professional services and other revenues from new and existing customers. The contribution of the 2024 Acquisitions in the third quarter of 2025 was primarily driven by an increase in hardware revenues.

We operate in one business segment providing logistics technology solutions. The following table provides additional analysis of our revenues by geographic location of customers (in millions of dollars and as a percentage of total revenues):

	Third Quarter of		First Three Quarters of
	2025	2024	2025	2024
United States	114.4	97.5	325.6	284.9
Percentage of total revenues	68%	68%	67%	67%

Europe, Middle-East and Africa (“EMEA”)	39.8	33.8	113.4	101.1
Percentage of total revenues	23%	23%	24%	24%

Canada	9.6	8.8	29.9	25.4
Percentage of total revenues	6%	6%	6%	6%

Asia Pacific	5.0	4.6	14.6	13.3
Percentage of total revenues	3%	3%	3%	3%

Total revenues	168.8	144.7	483.5	424.7

Revenues from the United States were $325.6 million and $284.9 million for the first three quarters of 2025 and 2024, respectively. For the third quarter of 2025 and 2024, revenues from the United States were $114.4 million and $97.5 million, respectively. The increase in the first three quarters and third quarter of 2025 as compared to the same periods of 2024 was primarily a result of growth in revenues from new and existing customers, which contributed an incremental $15.7 million and $5.6 million in revenue, respectively. The growth in the first three quarters and third quarter of 2025 was driven by sales to new and existing customers of our global trade intelligence, routing and transportation management solutions. Revenues were also positively impacted by the partial period of contribution from the 2025 Acquisitions, which contributed an incremental $13.3 million and $6.8 million in revenue in the first three quarters and third quarter of 2025, respectively.

Revenues from the EMEA region were $113.4 million and $101.1 million for the first three quarters of 2025 and 2024, respectively. For the third quarter of 2025 and 2024, revenues from the EMEA region, were $39.8 million and $33.8 million, respectively. The increase in the first three quarters and third quarter of 2025 compared to the same periods of 2024 was primarily due to the partial period of contribution from the 2025 Acquisitions, which contributed an incremental $6.9 million and $3.3 million in revenue, respectively. Revenues were also positively impacted by growth in revenues from new and existing customers, which contributed an incremental $4.7 million and $2.7 million in revenue in the first three quarters and third quarter, respectively.

Revenues from Canada were $29.9 million and $25.4 million for the first three quarters of 2025 and 2024, respectively. For the third quarter of 2025 and 2024, revenues from Canada were $9.6 million and $8.8 million, respectively. The increase in the first three quarters and third quarter of 2025 compared to the same periods of 2024 was primarily due to growth in revenues from new and existing customers, which contributed an incremental $4.5 million and $0.8 million in revenue, respectively.

Revenues from the Asia Pacific region were $14.6 million and $13.3 million for the first three quarters of 2025 and 2024, respectively. For the third quarter of 2025 and 2024, revenues from the Asia Pacific region were $5.0 million and $4.6 million, respectively. The increase in the first three quarters and third quarter of 2025 compared to the same periods of 2024 was primarily due to growth in revenues from new and existing customers, which contributed an incremental $0.6 million and $0.3 million in the first three quarters and third quarter of 2025, respectively. Revenues were also positively impacted by a full period of contribution from the 2024 Acquisitions, which contributed an incremental $0.6 million and $0.1 million in revenue, respectively.

The following table provides analysis of cost of revenues (in millions of dollars) and the related gross margins for the periods indicated:
	Third Quarter of		First Three Quarters of
	2025	2024	2025	2024
License
License revenues	3.5	1.5	5.4	3.8
Cost of license revenues	0.2	0.2	0.5	0.7
Gross margin	3.3	1.3	4.9	3.1
Gross margin percentage	94%	87%	91%	82%

Services
Services revenues	149.7	130.4	433.7	385.3
Cost of services revenues	32.6	27.1	91.1	80.8
Gross margin	117.1	103.3	342.6	304.5
Gross margin percentage	78%	79%	79%	79%
Professional services and other
Professional services and other revenues	15.6	12.8	44.4	35.6
Cost of professional services and other revenues	10.4	7.0	27.5	20.7
Gross margin	5.2	5.8	16.9	14.9
Gross margin percentage	33%	45%	38%	42%
Total
Revenues	168.8	144.7	483.5	424.7
Cost of revenues	43.2	34.3	119.1	102.2
Gross margin	125.6	110.4	364.4	322.5
Gross margin percentage	74%	76%	75%	76%

Cost of license revenues consists of costs related to our sale of third-party technology, such as third-party map license fees and royalties.

Gross margin percentage for license revenues was 91% and 82% for the first three quarters of 2025 and 2024, respectively, and 94% and 87% for the third quarter of 2025 and 2024, respectively. Our gross margin on license revenues is dependent on the proportion of our license revenues that involve third-party technology. Consequently, our gross margin percentage for license revenues is higher when a lower proportion of our license revenues attracts third-party technology costs, and vice versa.

Cost of services revenues consists of internal costs of running our systems and applications and other personnel-related expenses incurred in providing maintenance, including customer support.

Gross margin percentage for services revenues was 79% for both the first three quarters of 2025 and 2024, and 78% and 79% for the third quarter of 2025 and 2024, respectively.

Cost of professional services and other revenues consists of personnel-related expenses incurred in providing professional services, hardware installation as well as hardware costs.

Gross margin percentage for professional services and other revenues was 38% and 42% for the first three quarters of 2025 and 2024, respectively, and 33% and 45% for the third quarter of 2025 and 2024, respectively. Hardware and other revenues typically have lower margins than our professional services revenues and as such variances in gross margin can occur from period to period as a result of the sales mix. The margin in the first three quarters and third quarter of 2025 was negatively impacted by an increased proportion of lower-margin hardware revenues compared to professional services and other revenues.

Operating expenses, consisting of sales and marketing, research and development and general and administrative expenses, were $174.5 million and $157.2 million for the first three quarters of 2025 and 2024, respectively. Operating expenses were higher in the first three quarters of 2025 compared to the same period of 2024 primarily due to a partial period of costs from the 2025 Acquisitions and increased headcount-related costs, including stock compensation expense and excluding costs from the 2024 and 2025 Acquisitions, which added approximately $7.3 million and $6.3 million to operating expenses, respectively.

For the third quarter of 2025 and 2024, operating expenses were $60.5 million and $53.0 million, respectively. Operating expenses were higher in the third quarter of 2025 compared to the same period of 2024 primarily due to a partial period of costs from the 2025 Acquisitions and increased headcount-related costs, including stock compensation expense and excluding costs from the 2024 and 2025 Acquisitions, which added approximately $3.6 million and $2.3 million to operating expenses, respectively.

The following table provides analysis of operating expenses (in millions of dollars and as a percentage of total revenues) for the periods indicated:
	Third Quarter of		First Three Quarters of
	2025	2024	2025	2024
Total revenues	168.8	144.7	483.5	424.7

Sales and marketing expenses	19.1	17.2	55.6	51.6
Percentage of total revenues	11%	12%	11%	12%

Research and development expenses	24.5	21.1	70.6	62.9
Percentage of total revenues	15%	15%	15%	15%

General and administrative expenses	16.9	14.7	48.3	42.7
Percentage of total revenues	10%	10%	10%	10%

Total operating expenses Percentage of total revenues	60.5 36%	53.0 37%	174.5 36%	157.2 37%

Sales and marketing expenses consist primarily of salaries, commissions, stock-based compensation and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services, and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses were $55.6 million and $51.6 million for the first three quarters of 2025 and 2024, respectively, representing 11% and 12% of total revenues in the first three quarters of 2025 and 2024, respectively. For the third quarter of 2025 and 2024, sales and marketing expenses were $19.1 million and $17.2 million, respectively, representing 11% and 12% of total revenues in the third quarter of 2025 and 2024, respectively. The increase in sales and marketing expenses in the first three quarters and third quarter of 2025 compared to the same periods of 2024 was primarily due to increased headcount-related costs associated with the 2025 Acquisitions.

Research and development expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in the first three quarters of 2025 and 2024. Research and development expenses were $70.6 million and $62.9 million for the three quarters of 2025 and 2024, respectively, representing 15% of total revenues in both the first three quarters of 2025 and 2024. For the third quarter of 2025 and 2024, research and development expenses were $24.5 million and $21.1 million, respectively, representing 15% of total revenues in both the third quarter of 2025 and 2024. The increase in research and development expenses in the first three quarters and third quarter of 2025 compared to the same periods of 2024 was primarily due to increased headcount-related costs associated with the 2025 Acquisitions.

General and administrative expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were $48.3 million and $42.7 million for the first three quarters of 2025 and 2024, respectively, representing 10% of total revenues in both the first three quarters of 2025 and 2024. General and administrative expenses were $16.9 million and $14.7 million for the third quarter of 2025 and 2024, respectively, representing 10% of total revenues in both the third quarter of 2025 and 2024. The increase in general and administrative expenses in the first three quarters and third quarter of 2025 compared to the same periods of 2024 was primarily due to increased stock-based compensation costs as well as increased software costs.

Other charges consist primarily of acquisition-related costs with respect to completed and prospective acquisitions, contingent consideration adjustments and restructuring charges. Acquisition-related costs primarily include advisory services, brokerage services, administrative costs and retention bonuses, and relate to completed and prospective acquisitions. Restructuring costs relate to the integration of previously completed acquisitions and other cost-reduction activities. Other charges were $5.9 million and $14.1 million for the first three quarters of 2025 and 2024, respectively, and $1.8 million and $9.7 million for the third quarter of 2025 and 2024, respectively. The decrease in other charges in the first three quarters and third quarter of 2025 compared to the same periods of 2024 was primarily a result of a decrease in contingent consideration adjustments. Contingent consideration adjustments relate to changes in anticipated acquisition earnout payment accruals primarily as a result of increases or decreases to revenue performance and forecasts. Revenue forecasts are updated on a quarterly basis and the related earnout payment accruals are updated accordingly.

Amortization of intangible assets is amortization of the value attributable to intangible assets, including customer agreements and relationships, non-compete covenants, existing technologies and trade names, in each case associated with acquisitions completed by us as of the end of each reporting period. Intangible assets with a finite life are amortized to income over their useful life. The amount of amortization expense in a fiscal period is dependent on our acquisition activities. Amortization of intangible assets was $50.0 million and $45.4 million in the first three quarters of 2025 and 2024, respectively, and $17.5 million and $15.3 million in the third quarter of 2025 and 2024, respectively. Amortization expense increased in the first three quarters of 2025 compared to the same period of 2024 primarily due to the 2025 Acquisitions, which resulted in an incremental $6.3 million of amortization expense, partially offset by certain assets being fully amortized in the current year. Amortization expense increased in the third quarter of 2025 compared to the same period of 2024 primarily due to the 2025 Acquisitions, which resulted in an incremental $2.9 million of amortization expense, partially offset by certain assets being fully amortized in the current year. As at October 31, 2024, the unamortized portion of all intangible assets amounted to $343.8 million.

We test the carrying value of our finite life intangible assets for recoverability when events or changes in circumstances indicate that there may be evidence of impairment. We write down intangible assets or asset groups with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangible assets or asset groups is determined by discounting the expected related cash flows. No finite life intangible asset or asset group impairment has been identified or recorded for any of the fiscal periods reported.

Investment and other income was $9.7 million and $6.3 million for the first three quarters of 2025 and 2024, respectively, and $2.9 million and $2.7 million in the third quarter of 2025 and 2024, respectively. Investment and other income is generally earned on excess cash balances. The increase in investment and other income in the first three quarters and third quarter of 2025 compared to the same periods of 2024 was primarily due to higher average interest rates and/ or cash balances.

Interest expense was $0.8 million and $1.0 million for the first three quarters of 2025 and 2024, respectively, and $0.2 million and $0.3 million in the third quarter of 2025 and 2024, respectively. Interest expense is primarily comprised of debt standby charges as well as the amortization of deferred financing charges. No amounts were borrowed and outstanding on our revolving debt facility in the first three quarters of 2025 and 2024 and the third quarter of 2025 and 2024, respectively.

Income tax expense is comprised of current and deferred income tax expense. Income tax expense for the first three quarters of 2025 and 2024 was 25.9% and 24.3% of income before income taxes, or $37.0 million and $27.0 million, respectively. Income tax expense for the third quarter of 2025 and 2024 was 24.5% and 23.5% of income before income taxes, or $11.9 million and $8.2 million, respectively. The income tax rate as a percentage of income before income taxes increased in the first three quarters and third quarter of 2025 compared to the same periods of 2024 primarily due to a recovery related to changes in estimates in the United States and Canada in the comparative period.

Income tax expense – current was an expense of $42.1 million and $30.2 million for the first three quarters of 2025 and 2024, respectively, and an expense of $18.3 million and $10.3 million in the third quarter of 2025 and 2024, respectively. Current income tax expense increased in the first three quarters and third quarter of 2025 compared to the same periods of 2024 primarily due to a decrease in tax attributes available to shelter income in Canada, the United States and the UK.

Income tax expense (recovery) – deferred was ($5.1) million and ($3.2) million in the first three quarters of 2025 and 2024, respectively, and an expense (recovery) of ($6.4) million and ($2.1) million in the third quarter of 2025 and 2024, respectively. Deferred income tax recovery increased in the first three quarters and third quarter of 2025 compared to the same periods of 2024 primarily due to higher deferred tax expense in Canada, the United States and the UK in the prior period attributed to full utilization of certain recognized tax attributes.

Net income was $105.9 million and $84.1 million for the first three quarters of 2025 and 2024, respectively and $36.6 million and $26.6 million in the third quarter of 2025 and 2024, respectively. Net income in the first three quarters and third quarter of 2025 compared to the same periods of 2024 was positively impacted by the growth in services revenues.

Quarterly Operating Results

The following table provides an analysis of our unaudited operating results (in millions of dollars, except per share and weighted average number of share amounts) for each of the quarters indicated:
	Fiscal 2025			Fiscal 2024				Fiscal 2023
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Revenues	168.8	163.4	151.3	148.2	144.7	143.4	136.6	125.1
Gross margin	125.6	122.9	115.9	112.1	110.4	108.4	103.7	96.1
Operating expenses	60.5	59.4	54.6	52.4	53.0	53.6	50.6	45.7
Net income	36.6	34.7	34.7	31.8	26.6	28.1	29.4	29.8
Basic earnings per share	0.43	0.41	0.41	0.37	0.31	0.33	0.35	0.35
Diluted earnings per share	0.42	0.40	0.40	0.37	0.31	0.32	0.34	0.34
Weighted average shares outstanding (thousands):
Basic	85,501	85,430	85,274	85,136	85,101	85,083	84,949	84,819
Diluted	87,342	87,241	87,116	85,953	86,791	86,783	86,746	86,561

Revenues over the comparative periods have been positively impacted by the eleven acquisitions that we have completed since the beginning of fiscal 2023 through the end of the third quarter of fiscal 2025. In addition, we have seen increased revenues as a result of an increase in transactions processed over our GLN business document exchange as well as an increase in subscriptions for our software solutions and data content.

Our services revenues continue to have minor seasonal trends. In the first fiscal quarter of each year, we historically have seen slightly lower shipment volumes by air and truck which impact the aggregate number of transactions flowing through our GLN business document exchange. In the second fiscal quarter of each year, we historically have seen a slight increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period. In the third fiscal quarter of each year, we have historically seen shipment and transactional volumes at their highest. In the fourth fiscal quarter of each year, the various international holidays impact the aggregate number of shipping days in the quarter, and historically we have seen this adversely impact the number of transactions our network processes and, consequently, the amount of services revenues we receive during that period. In the second and fourth fiscal quarters of each year, we historically have seen a slight decrease in professional services revenues due to various international holidays and vacation seasons. Overall, the impact of seasonal trends has a relatively minor impact on our revenues quarter to quarter.

Revenues increased in the third quarter of 2025 compared to the second quarter of 2025, primarily due to the growth in revenues from new and existing customers, which contributed an incremental $3.0 million in revenue. Revenues were also positively impacted by a full period of contribution from the BoxTop acquisition and a partial period of contribution from the MCP and Sellercloud acquisitions, which combined contributed an incremental $2.3 million in revenues in the third quarter of 2025 compared to the second quarter of 2025. Gross margin was negatively impacted in the third quarter of 2025 compared to the second quarter of 2025 by a $2.7 million increase in cost of revenues primarily due to increased hardware costs. Net income was also negatively impacted in the third quarter of 2025 compared to the second quarter of 2025 by an increase in operating expenses and other charges partially offset by a decrease in income tax expense.

Liquidity and Capital Resources

Cash. We had $181.3 million and $321.0 million in cash as at October 31, 2024 and January 31, 2024, respectively. All cash was held in interest-bearing bank accounts, primarily with major Canadian, US and European banks. The cash balance decreased from January 31, 2024 to October 31, 2024 by $139.7 million primarily due to cash used for acquisitions partially offset by cash generated from operations.

Credit facility. The facility is a $350.0 million revolving operating credit facility to be available for general corporate purposes, including the financing of ongoing working capital needs and acquisitions. The credit facility has a five-year maturity with no fixed repayment dates prior to the end of the term ending December 2027. With the approval of the lenders, the credit facility can be expanded to a total of $500.0 million. Borrowings under the credit facility are secured by a first charge over substantially all of Descartes’ assets. Depending on the type of advance, interest rates under the revolving operating portion of the credit facility are based on the Canada or US prime rate, Canadian Overnight Repo Rate Average (CORRA) or the Secured Overnight Financing Rate (SOFR) plus an additional 0 to 250 basis points based on the ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization, as defined in the credit facility. A standby fee of between 20 to 40 basis points will be charged on all undrawn amounts. The credit facility contains certain customary representations, warranties and guarantees, and covenants.

As at October 31, 2024, $350.0 million of the revolving operating credit facility remained available for use. We were in compliance with the covenants of the credit facility as at October 31, 2024 and remain in compliance as of the date of this MD&A.

Short-form base shelf prospectus. On July 15, 2022, we filed a final short-form base shelf prospectus (the “2022 Base Shelf Prospectus”), allowing us to offer and issue an unlimited quantity of the following securities during the 25-month period following thereafter: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the aforementioned common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. No securities were sold pursuant to the 2022 Base Shelf Prospectus, which was withdrawn in July 2024.

On July 15, 2024, we filed a final short-form base shelf prospectus (the “2024 Base Shelf Prospectus”), allowing us to offer and issue an unlimited quantity of the following securities during the 25-month period following thereafter: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the aforementioned common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. No securities have yet been sold pursuant to the 2024 Base Shelf Prospectus.

Working capital. As at October 31, 2024, our working capital surplus (current assets less current liabilities) was $74.7 million. Current assets primarily include $181.3 million of cash, $54.3 million of current trade receivables and $40.7 million of prepaid expenses and other. Current liabilities primarily include $101.1 million of deferred revenue, $78.2 million of accrued liabilities, and $20.6 million of accounts payable. Our working capital has decreased from January 31, 2024 to October 31, 2024 by $139.9 million, primarily due to cash used for acquisitions.

Historically, we’ve financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, issuances of common shares and proceeds from debt. We anticipate that, considering the above, we have sufficient liquidity to fund our current cash requirements for working capital, contractual commitments, capital expenditures and other operating needs. We also believe that we have the ability to generate sufficient amounts of cash in the long term to meet planned growth targets and to fund strategic transactions. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions or for general corporate purposes, including the repayment of outstanding debt. We expect, from time to time, to continue to consider select strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake further financing transactions, including draws on our credit facility, other debt instruments or equity offerings, in connection with any such potential strategic transaction.

With respect to earnings of our non-Canadian subsidiaries, our intention is that these earnings will be reinvested in each subsidiary indefinitely. Of the $181.3 million of cash as at October 31, 2024, $48.7 million was held by our foreign subsidiaries, most significantly in the United States with lesser amounts held in other countries in the EMEA and Asia Pacific regions. To date, we have not encountered significant legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. In the future, if we elect to repatriate the unremitted earnings of our foreign subsidiaries in the form of dividends, or if the shares of the foreign subsidiaries are sold or transferred, then we could be subject to additional Canadian or foreign income taxes, net of the impact of any available foreign tax credits, which would result in a higher effective tax rate. We have not provided for foreign withholding taxes or deferred income tax liabilities related to unremitted earnings of our non-Canadian subsidiaries, since such earnings are considered permanently invested in those subsidiaries or are not subject to withholding taxes.

The table set forth below provides a summary of cash flows for the periods indicated in millions of dollars:
	Third Quarter of		First Three Quarters of
	2025	2024	2025	2024
Cash provided by operating activities	60.1	56.1	158.5	156.9
Additions to property and equipment	(1.3)	(1.5)	(4.7)	(4.8)
Acquisition of subsidiaries, net of cash acquired	(132.8)	-	(286.5)	(142.7)
Payment of debt issuance costs	-	-	-	-
Issuance of common shares, net of issuance costs	2.4	0.4	9.9	6.4
Payment of withholding taxes on net share settlements	-	-	(6.7)	(4.9)
Payment of contingent consideration	-	-	(9.2)	(6.3)
Effect of foreign exchange rate on cash	0.2	(2.8)	(1.0)	(1.4)
Net change in cash	(71.4)	52.2	(139.7)	3.2
Cash, beginning of period	252.7	227.4	321.0	276.4
Cash, end of period	181.3	279.6	181.3	279.6

Cash provided by operating activities was $158.5 million and $156.9 million for the first three quarters of 2025 and 2024, respectively, and $60.1 million and $56.1 million for the third quarter of 2025 and 2024, respectively. For the first three quarters of 2025, the $158.5 million of cash provided by operating activities resulted from $105.9 million of net income, plus adjustments for $63.6 million of non-cash items included in net income and less $11.0 million of cash used in changes in our operating assets and liabilities. For the first three quarters of 2024, the $156.9 million of cash provided by operating activities resulted from $84.1 million of net income, plus adjustments for $58.2 million of non-cash items included in net income and plus $14.6 million of cash provided from changes in our operating assets and liabilities. Cash provided by operating activities increased in the first three quarters of 2025 compared to the same period of 2024 due to an increase in net income adjusted for non-cash items as well as strong cash collections from customers. Cash provided by operating activities was negatively impacted in the first three quarters of 2025 by $25.0 million related to contingent consideration payments. Contingent consideration paid in the first three quarters of 2025 totaled $34.2 million, of which $9.2 million related to the portion of the earn-out arrangements accrued for at the time of acquisition and the remainder of $25.0 million was paid out of cash flow from operating activities.

For the third quarter of 2025, the $60.1 million of cash provided by operating activities resulted from $36.6 million of net income, plus adjustments for $17.7 million of non-cash items included in net income and plus $5.8 million of cash provided from changes in our operating assets and liabilities. For the third quarter of 2024, the $56.1 million of cash provided by operating activities resulted from $26.6 million of net income, plus adjustments for $19.1 million of non-cash items included in net income and plus $10.4 million of cash provided from changes in our operating assets and liabilities. Cash provided by operating activities increased in the third quarter of 2025 compared to the same period of 2024 due to an increase in net income adjusted for non-cash items as well as strong cash collections from customers.

Additions to property and equipment were $4.7 million and $4.8 million for the first three quarters of 2025 and 2024, respectively, and $1.3 million and $1.5 million for the third quarter of 2025 and 2024, respectively. Additions to property and equipment decreased in the first three quarters and third quarter of 2025 compared to the same periods of 2024 due to the timing of investments in computing equipment and software to support our network and continue to enhance our security infrastructure.

Acquisition of subsidiaries, net of cash acquired were $286.5 million and $142.7 million for the first three quarters of 2025 and 2024, respectively, and $132.8 million and nil for the third quarter of 2025 and 2024, respectively. Acquisitions in the first three quarters of 2025 related to OCR, ASD, BoxTop, MCP and Sellercloud. Acquisitions in the first three quarters of 2024 related to GroundCloud and Localz.

Payment of debt issuance costs were nominal and nil for the first three quarters of 2025 and 2024, respectively, and nil for both the third quarter of 2025 and 2024. Debt issuance costs relate to costs paid in amending the terms of our credit facility agreement.

Issuance of common shares, net of issuance costs were $9.9 million and $6.4 million for the first three quarters of 2025 and 2024, respectively, and $2.4 million and $0.4 million for the third quarter of 2025 and 2024, respectively. In the first three quarters and third quarter of 2025 and 2024, respectively, the cash provided was a result of the exercise of employee stock options.

Payment of withholding taxes on net share settlements was $6.7 million and $4.9 million for the first three quarters of 2025 and 2024, respectively, and nil in both the third quarter of 2025 and 2024. For the first three quarters of 2025 and 2024, the Company reduced issuances by 73,588 and 63,330 common shares, respectively, to satisfy employee tax withholding requirements for net share settlements of PSUs and RSUs.

Payment of contingent consideration was $9.2 million and $6.3 million for the first three quarters of 2025 and 2024, respectively, and nil for both the third quarter of 2025 and 2024. Contingent consideration paid in the first three quarters of 2025 totaled $34.2 million, of which $9.2 million related to the portion of the earn-out arrangements accrued for at the time of acquisition and the remainder of $25.0 million was paid out of cash flow from operating activities. Contingent consideration paid in the first three quarters of 2024 totaled $6.3 million, which was fully accrued for at the time of acquisition. In both the first three quarters of 2025 and 2024, the contingent consideration paid related to the acquisitions of Supply Vision and NetCHB.

Commitments, Contingencies and Guarantees

Commitments
To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating obligations as of October 31, 2024:
	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Operating lease obligations	3.2	3.5	0.9	-	7.6

Lease Obligations
We are committed under non-cancelable operating leases for buildings, vehicles and computer equipment with terms expiring at various dates through 2030. The undiscounted future minimum amounts payable under these lease agreements are presented in the table above.

Other Obligations
Deferred Share Unit (“DSU”) and Cash-settled Restricted Share Unit (“CRSU”) Plans
As discussed in Note 2 to the audited consolidated financial statements for 2024 included in our 2024 Annual Report, we maintain DSU and CRSU plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. For DSUs and CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had an unrecognized aggregate amount for the unvested DSUs and CRSUs of $0.4 million and $1.3 million, respectively, at October 31, 2024. The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of our common shares. To substantially offset our exposure to fluctuations in our stock price, we have entered into equity derivative contracts, including floating-rate equity forwards. As at October 31, 2024, we had equity derivatives for 330,441 Descartes common shares and a DSU liability for 331,550 Descartes common shares, resulting in minimal net exposure arising from changes to our share price.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our results of operations or financial position.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations in our condensed consolidated financial statements.

Business combination agreements
In respect of our acquisitions of Supply Vision, GroundCloud, MCP and Sellercloud, up to $67.5 million in cash may become payable if certain revenue performance targets are met in the remaining earn-out period, up to a maximum period of two years following the acquisition. A balance of $8.5 million is accrued related to the fair value of this contingent consideration as at October 31, 2024.

Guarantees
In the normal course of business, we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees”. The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. Historically, we have not encountered material costs as a result of such indemnification obligations.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnities. These indemnities typically arise in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements, customer financing transactions, and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnities requires us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnities.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our condensed consolidated financial statements for the guarantees or indemnities described above.

Outstanding Share Data

We have an unlimited number of common shares authorized for issuance. As of December 3, 2024, we had 85,539,437 common shares issued and outstanding.

As of December 3, 2024, there were 1,558,757 options issued and outstanding, and 2,178,229 options remaining available for grant under all stock option plans.

At the annual meeting of shareholders held on June 13, 2024, the shareholders of the Company approved the addition of 1,765,840 units to the Company’s Performance and Restricted Share Unit Plan. As of December 3, 2024, there were 1,014,961 performance share units (“PSUs”) and 492,110 restricted share units (“RSUs”) issued and outstanding, with a potential of up to a further 282,570 PSUs being earned if maximum performance is achieved in respect of the outstanding PSU awards. Also, as of December 3, 2024, there were 1,946,449 units remaining available for grant under all performance and restricted share unit plans.

Our board of directors has adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the Company. The Rights Plan was approved by the TSX and was originally approved by our shareholders on May 18, 2005 and took effect as of November 29, 2004. An amended and restated Rights Plan was ratified by shareholders at our annual shareholders’ meeting held on June 15, 2023. The Rights Plan requires re-approval by the shareholders every three years. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

Application of Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes are prepared in accordance with GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operations. Our accounting policies are discussed in Note 2 to the audited consolidated financial statements for 2024 included in our 2024 Annual Report.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the board of directors.

The following reflect our more significant estimates, judgments and assumptions which we believe are the most critical to aid in fully understanding and evaluating our reported financial results for the period ended October 31, 2024:
•	Revenue recognition;
•	Impairment of long-lived assets;
•	Goodwill;
•	Stock-based compensation;
•	Income taxes; and
•	Business combinations.

The significant accounting policies are unchanged from those disclosed in the Company’s 2024 Annual Report.

Change In / Initial Adoption of Accounting Policies

Recently issued accounting pronouncements
In November 2023, the FASB issued Accounting Standards Update 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, which is our fiscal year that began on February 1, 2024 (fiscal 2025) and interim periods within fiscal years beginning after December 15, 2024, which will be our fiscal year beginning February 1, 2025 (fiscal 2026). Early adoption is permitted. The Company will adopt this guidance in the fourth quarter of fiscal 2025. The adoption of this guidance is not expected to have a material impact on our results of operations or disclosures.

In December 2023, the FASB issued Accounting Standards Update 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). The amendments in ASU 2023-09 enhance transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, which will be our fiscal year beginning February 1, 2025 (fiscal 2026). Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company expects to adopt this guidance in the fourth quarter of fiscal

2026. The adoption of this guidance is not expected to have a material impact on our results of operations or disclosures.

In November 2024, the FASB issued Accounting Standards Update 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”). The amendments in ASU 2024-03 require disaggregation of certain expense captions into specified categories in disclosures within the notes to financial statements, which is expected to enhance cost transparency and improve comparability. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company expects to adopt this guidance in the fourth quarter of fiscal 2028. The adoption of this guidance is not expected to have a material impact on our results of operations or disclosures.

Controls and Procedures

During the period beginning on August 1, 2024 and ended on October 31, 2024, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Trends / Business Outlook

This section discusses our outlook for the fourth quarter of fiscal 2025 and in general as of the date of this MD&A and contains forward-looking statements.

On November 5, 2024, Donald Trump was elected for a second non-consecutive term as the 47th President of the United States of America. While campaigning for election, Mr. Trump made various comments about policies that his new administration might address, including new sanctions on trade with various countries and changes to the tariff structure applicable to international trade. Changes in trade policies can have material impacts on our customers and the economy, including where and how goods are manufactured, distributed and shipped. The impact of any potential changes on the global economy in general and on our customers and our business specifically is uncertain at this time and the extent to which our business will be affected will depend on a variety of factors, many of which are outside of our control.

Rates of inflation have moderated in many economies after reaching recent peaks over the last two years but in other economies persist at rates higher than historically normal. As inflation returns to target rates in some countries, central banks have begun to ease monetary policy and lower interest rates in response, but in many economies interest rates remain elevated. Global growth remains slow and the outlook for the shipping industry, in particular, is uncertain. Geopolitical tensions, climate change, volatile fuel prices, industrial action, protectionist policies, and increased operational costs may present challenges to freedom of navigation and/or result in disruptions to global trade. These factors could adversely impact our business or the businesses of our customers and suppliers, which in turn could impact the level of usage and/or demand for our products and services and our resulting revenues. The impact of these factors on the global economy in general and on our business specifically is uncertain at this time and the extent to which our business will be affected will depend on a variety of factors, many of which are outside of our control.

More generally, our business may be impacted from time to time by the cyclical and seasonal nature of particular modes of transportation and the freight market, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related or global health events that impact shipping in particular geographies and amendments to international trade reshipments being processed, labor uncertainty or stoppages, adverse fluctuations in the volume of global shipments, or shipments in any particular mode of transportation, may adversely affect our revenues. Significant declines in shipment volumes could likely have a material adverse effect on our business.

Industry consolidation, rapid technological change, growth of ecommerce and frequent new product introductions and enhancements continue to characterize the software and services industries – particularly for logistics management technology companies. Organizations are increasingly requiring greater levels of functionality and more sophisticated product offerings from their software and services providers.

Increased importance is being placed on leveraging cloud-based technology to better manage logistics processes and to connect and collaborate with trading partners on a global basis, as well as to reuse and share supply chain data in order to accelerate time-to-value. Cloud-based technology also enables business networks to more easily unite and integrate services provided by a broad range of partners and technology alliances to extend functionality and further enhance collaboration between business communities. As a result, we believe there is a trend away from using manual and paper-based supply chain and logistics processes towards electronic processes powered by the exchange of electronic information between logistics and supply chain participants.

Accordingly, we expect that our future success will be dependent upon our ability to enhance current products or develop and introduce new products offering enhanced performance and new functionality at competitive prices. In particular, we believe customers are looking for end-to-end solutions that combine a multi-modal, multi-process network with business document exchange and wireless mobile resource management applications with end-to-end global trade compliance, trade content and collaborative supply chain execution applications. These applications include freight bookings, contract and rate management, classification of goods for tariff and duty purposes, sanctioned party screening, customs filings and electronic shipment manifest processes, transportation management, routing and scheduling, purchase order to dock door processes, and inventory visibility.

We believe there is a continued acceptance of subscription pricing and SaaS business models in the markets we serve that provide lower up-front cost and easier-to-maintain alternatives than may be available through traditional perpetual license pricing models. In the third quarter of fiscal 2025, our services revenues comprised 89% of our total revenues, with the balance being license, professional services and other revenues. We expect that our focus in the fourth quarter of fiscal 2025 will remain on generating services revenues, primarily by promoting the use of our GLN (including customs compliance services) and the migration of customers using our legacy license-based products to our services-based architecture. We anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion and the composition of our revenues in any one quarter will be impacted by the buying preferences of our customers.

We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts which provide us with recurring services revenues. After their initial term, our service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. In a typical year, based on our historic experience, we anticipate that over a one-year period we may lose approximately 4% to 6% of our aggregate annualized recurring revenues from the previous year in the ordinary course, excluding consideration of new customers.

We internally measure and manage our “baseline calibration”, which we define as the difference between our “baseline revenues” and “baseline operating expenses”. Each of these measures constitutes a “supplementary financial measure” under Canadian Securities Administrators’ National Instrument 52-112 and does not have a directly comparable financial measure disclosed in our financial statements. We define our “baseline revenues” as our visible, recurring and contracted revenues. Baseline revenues are not a projection of anticipated total revenues for a period as they exclude any anticipated or expected new sales for a period beyond the date that the baseline revenues are measured. We define our “baseline operating expenses” as our total expenses less interest, investment and other income, taxes, depreciation and amortization, stock-based compensation (for which we include related costs and taxes), acquisition-related costs, contingent consideration and restructuring charges. Baseline operating expenses are not a projection of anticipated total expenses for a period as they exclude any expenses associated with anticipated or expected new sales for a period beyond the date that the baseline expenses are measured. Our baseline calibration is not a projection of net income for a period or adjusted earnings before interest, taxes, depreciation and amortization for a period as it excludes anticipated or expected new sales for a period beyond the date that the baseline calibration is measured, excludes any costs of goods sold or other expenses associated with such new sales, and excludes the expenses identified as excluded in the definition of “baseline operating expenses,” above. We calculate and disclose “baseline revenues,” “baseline operating expenses” and “baseline calibration” because management uses these metrics in determining its planned levels of expenditures for a period and we believe this information is useful to our investors. These metrics are estimated operating metrics and not projections, nor actual financial results, and are not indicative of current or future performance. As noted above, these metrics do not have any directly comparable financial measures disclosed in our financial statements. At November 1, 2024, using foreign exchange rates of $0.72 to CAD $1.00, $1.09 to EUR 1.00 and $1.29 to £1.00, we estimated that our baseline revenues for the fourth quarter of 2025 are approximately $144.5 million and our baseline operating expenses are approximately $89.5 million. We consider this to be our baseline calibration of approximately $55.0 million for the fourth quarter of 2025, or approximately 38% of our baseline revenues as at November 1, 2024.

We estimate that aggregate amortization expense for existing intangible assets will be $18.1 million for the fourth quarter of fiscal 2025, $72.7 million for 2026, $57.9 million for 2027, $50.6 million for 2028, $42.2 million for 2029 and $102.3 million thereafter. Expected future amortization expense is based on the level of existing intangible assets at October 31, 2024, is subject to fluctuations in foreign exchange rates and assumes no future adjustments or impairment of existing intangible assets.

We anticipate that stock-based compensation expense for the fourth quarter of fiscal 2025 for grants outstanding as at October 31, 2024 will be approximately $5.4 million, subject to any necessary adjustments resulting from actual stock-based compensation forfeitures and fluctuations in foreign exchange rates. We anticipate that we’ll make additional grants of stock options in the fourth quarter of fiscal 2025 as part of our regular compensation practices.

We performed our annual goodwill impairment tests in accordance with ASC Topic 350, “Intangibles – Goodwill and Other” (“ASC Topic 350”) as at October 31, 2024 and determined that there was no evidence of impairment. We are currently scheduled to perform our next annual impairment test during the third quarter of fiscal 2026. We will continue to perform quarterly analyses of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. The likelihood of any future impairment increases if our public market capitalization is adversely impacted by global economic, capital market or other conditions for a sustained period of time. Any future impairment adjustment will be recognized as an expense in the period that such adjustment is identified.

In the first three quarters of 2025, capital expenditures were $4.7 million or 1% of revenues, as we continue to invest in computer equipment and software to support our network and build out our infrastructure. We anticipate that we will incur approximately $1.0 to $2.0 million in capital expenditures in the fourth quarter of fiscal 2025 primarily related to investments in our network and security infrastructure.

In the fourth quarter of fiscal 2025, we anticipate final payments related to the acquisition of ASD of approximately $3.6 million for consideration payable accrued as at October 31, 2024. This payment will be reflected in cash flows used in investing activities.

We conduct business in a variety of foreign currencies and, as a result, our foreign operations are subject to foreign exchange fluctuations. Our businesses operate in their local currency environment and use their local currency as their functional currency. Assets, including cash, and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using daily exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity.

Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income. We currently have no specific hedging program in place to address fluctuations in international currency exchange rates. In addition, we can make no accurate prediction of what will happen with international currency exchange rates going forward.

There can be varied impacts on our results of operations as a consequence of movements in international currency exchange rates. In the third quarter of fiscal 2025, approximately 72% of our revenues were in US dollars, 11% in euro, 6% in Canadian dollars, 7% in British pound sterling, and the balance in mixed currencies. For that same period, approximately 54% of our operating expenses were in US dollars, 13% in euro, 20% in Canadian dollars, 4% in British pound sterling, and the balance in mixed currencies. With this distribution, we generally expect that our revenues will be negatively impacted when the US dollar strengthens compared to these foreign currencies.

However, the impact from movements in foreign exchange rates on our other aspects of our results of operations are more varied. Generally, if the US dollar strengthens against the Canadian dollar, the decrease in our expenses will be greater than the decrease in our revenue, resulting in an improvement in our results of operations. However, if the US dollar were to strengthen against the British pound or euro, the decrease in expenses would not be as large as the decrease in revenue, resulting in a weakening of our results of operations. We will continue to monitor the impact of foreign exchange on our operating results as changes in foreign exchange rates may have a significant negative impact on our revenue and results of operations.

Our tax expense for a period is difficult to predict as it depends on many factors, including the actual jurisdictions in which income is earned, the tax rates in those jurisdictions, the amount of deferred tax assets relating to the jurisdictions and the valuation allowances relating to those tax assets. We can provide no assurance as to the timing or amounts of any income tax expense or recovery, nor can we provide any assurance that our current valuation allowance for deferred tax assets will not need to be adjusted further.

We experienced an effective tax rate of approximately 25.9% in the first three quarters of fiscal 2025, which is within our expected range of 25% to 30%. For the fourth quarter of fiscal 2025, we anticipate an effective tax rate of between 24% to 27% before returning to our typical range in subsequent periods.

We intend to continue to actively explore business combinations to add complementary services, products and customers to our existing businesses. We also intend to continue to focus our acquisition activities on companies that are targeting the same customers as us and processing similar data and, to that end, we listen to our customers’ suggestions as they relate to acquisition opportunities. Depending on the size and scope of any business combination, or series of business combinations, we may choose or need to use our existing credit facility or need to raise additional debt or equity capital. However, there can be no assurance that we will be able to undertake such a financing transaction. If we use debt in connection with acquisition activity, we will incur additional interest expense from the date of the draw under such facility. Considering the balance of the credit facility as at October 31, 2024, and subject to any further draws or repayments on the credit facility, we anticipate that interest expense will be approximately $0.3 million in the fourth quarter of fiscal 2025, which includes debt standby charges as well as the amortization of deferred financing charges.

Certain future commitments are set out above in the section of this MD&A called “Commitments, Contingencies and Guarantees”. We believe that we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of these commitments.

Certain Factors That May Affect Future Results

Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or have not focused on, or that we currently deem immaterial, may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

System or network failures, information security breaches or other cyber-security threats in connection with our business, services and/or products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.
We rely on information technology networks and systems to process, transmit and store electronic information. Any disruption to our business, services and/or products, our own information systems or communications networks or those of third-party providers on which we rely as part of our own product offerings could result in the inability of our customers to receive our products for an indeterminate period of time. Our ability to deliver our products and services depends on the development and maintenance of hardware and communications infrastructure (including internet) by third parties. This includes maintenance of reliable networks with the necessary security, speed, data capacity and bandwidth. While our services are designed to operate without interruption, we have experienced, and may in the future experience, interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with customers. Our services and products may not function properly for reasons which may include, but are not limited to, the following:
•	System or network failure;
•	Software errors, failures and crashes;
•	Interruption in the supply of power;
•	Virus proliferation or malware;
•	Communications failures;
•	Information or infrastructure security breaches;
•	Insufficient investment in infrastructure;
•	Earthquakes, fires, floods, natural disasters, or other force majeure events outside our control; and
•	Acts of war, sabotage, cyber-attacks, denial-of-service attacks and/or terrorism.

In addition, any disruption to the availability of customer information, or any compromise to the integrity or confidentiality of customer information in our systems or networks, or the systems or networks of third parties on which we rely (including those third parties’ solutions that are used to detect and protect against such disruption and compromise), could result in our customers being unable to effectively use our products or services or being forced to take mitigating actions to protect their information. Back-up and redundant systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers or the integrity or availability of our customers’ information.

Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data and in some cases our agreements with certain customers require us to notify them in the event of a security incident. Such mandatory disclosures could lead to negative publicity and may cause our current and prospective customers to lose confidence in the effectiveness of our data security measures. Moreover, if a high-profile security breach occurs with respect to another

SaaS provider, customers may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing customers or attract new ones.

Any actual or perceived threat of disruption to our services or any compromise of customer information could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business. Despite the implementation of advanced threat protection, information and network security measures and disaster recovery plans, our systems and those of third parties on which we rely may be subjected to deficiencies, vulnerabilities and security risks of increasing frequency, scope and potential harm. The continued use and/or development of emerging technologies, such as artificial intelligence, could increase our exposure to information security breaches or other cyber-security threats by potentially enhancing the capabilities of third parties to breach our network and disrupt our services. If we are unable (or are perceived as being unable) to prevent, or promptly identify and remedy, such outages and breaches, our operations may be disrupted, our business reputation could be adversely affected, and there could be a negative impact on our financial condition and results of operations.

General economic conditions may affect our results of operations and financial condition.
Demand for our products depends in large part upon the level of capital and operating expenditures by many of our customers. Decreased capital and operational spending could have a material adverse effect on the demand for our products and our business, results of operations, cash flow and overall financial condition. Decreased spending from customers could be caused by pessimism relating to particular economic indicators, such as increases in inflation and interest rates, or from economic policies such as increases in trade tariffs or duties. Decreased spending could also be caused by the impact of geopolitical events, such as the Russia-Ukraine Conflict, or the Israel-Hamas Conflict, or catastrophic events. These types of economic indicators and events may also cause disruptions in the financial markets. Disruptions in the financial markets may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends. In addition, disruptions in the financial markets may also have an adverse impact on regional economies or the world economy, which could negatively impact the capital and operating expenditures of our customers. Decreased capital and operational spending or disruptions in the financial markets could be caused by inflationary pressures, acts of war, or the outbreak of a contagious illness. Any of these conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase.

Catastrophic events, armed conflict, wars, climate change and its effects, including natural disasters and severe weather, disease and similar events could disrupt the demand of our customers for our products and services and our ability to operate our business.
Our business may be negatively impacted to varying degrees by a number of events which are beyond our control, including acts of war, armed conflicts, energy blackouts, pandemics (or other public health crises), terrorist attacks, earthquakes, climate change and its effects, including hurricanes, tornados, fires, floods, ice storms or other natural or manmade catastrophes. We cannot be sure that our emergency preparedness or the preparedness of our customers, including business continuity planning, to mitigate risks will be effective since such events can evolve very rapidly, and their impacts can be difficult to predict. As such, there can be no assurance that in the event of such a catastrophe that the operations and ability to carry on business of us or our customers will not be disrupted. The occurrence of such events may not release us from performing our obligations to third parties. A catastrophic event, including an outbreak of infectious disease, or a similar health threat, or fear of any of the foregoing, could adversely impact us, our customers and our investments. In addition, liquidity and volatility, credit availability and market and financial conditions, generally could change at any time as a result of any of these events. Any of these events in isolation or in combination, could have a material negative impact on our performance, financial condition, results of operations and cash flows.

We may have difficulties identifying, successfully integrating or maintaining or growing our acquired businesses.
Businesses that we acquire may sell products or services that we have limited experience operating or managing. We may experience unanticipated challenges or difficulties identifying suitable acquisition candidates, integrating their businesses into our company, maintaining these businesses at their current levels or growing these businesses. Factors that may impair our ability to identify, successfully integrate, maintain or grow acquired businesses may include, but are not limited to:
•	Challenges identifying suitable businesses to buy and negotiating the acquisition of those businesses on acceptable terms;
•	Challenges completing the acquisitions within our expected time frames and budgets;
•	Challenges in integrating acquired businesses with our business;
•	Loss of customers of the acquired business;
•	Loss of key personnel from the acquired business, such as former executive officers or key technical personnel;
•	Non-compatible business cultures;
•
For regulatory compliance businesses, changes in government regulations impacting electronic regulatory filings or import/export compliance, including changes in which government agencies are responsible for gathering import and export information;

•	Difficulties in gaining necessary approvals in international markets to expand acquired businesses as contemplated;
•	Our inability to obtain or maintain necessary security clearances to provide international shipment management services;
•	Our failure to make appropriate capital investments in infrastructure to facilitate growth; and
•	Other risk factors identified in this report.

We may fail to properly respond to any of these risks, which may have a material adverse effect on our business results.

Investments in acquisitions and other business initiatives involve a number of risks that could harm our business.
We have in the past acquired, and in the future, expect to seek to acquire, additional products, services, customers, technologies and businesses that we believe are complementary to ours. We are unable to predict whether or when we will be able to identify any appropriate products, technologies or businesses for acquisition, or the likelihood that any potential acquisition will be available on terms acceptable to us or will be completed. We also, from time to time, take on investments in other business initiatives, such as the implementation of new systems.

Acquisitions and other business initiatives involve a number of risks, including: substantial investment of funds, diversion of management’s attention from current operations; additional demands on resources, systems, procedures and controls; and disruption of our ongoing business. Acquisitions specifically involve risks, including: difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. In addition, we may not identify all risks or fully assess risks identified in connection with an investment. As well, by investing in such initiatives, we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, for acquisitions, there is a risk that our valuation assumptions, customer retention expectations and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also a risk that the contemplated benefits of an acquisition or other investment may not materialize as planned or may not materialize within the time period or to the extent anticipated. The individual or combined effect of these risks could have a material adverse effect on our business.

If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business and inflationary pressures in compensation could impact the cost structure of our business.
Our performance is substantially dependent on the performance of our highly qualified management, technical expertise, and sales and marketing personnel, which we regard as key individuals to our business. Significant competition exists for management and skilled personnel and as a result of that competition we are seeing wage and labor cost escalation in various areas and levels within our workforce. Our success is highly dependent on our ability to identify, hire, train, motivate, promote, and retain key individuals. In responding to inflationary wage pressure to retain or attract key individuals, we could see increases in our operating costs that outpace our ability to grow revenues. If we fail to cross train key employees, particularly those with specialized knowledge it could impair our ability to provide consistent and uninterrupted service to our customers. If we are not able to attract, retain or establish an effective succession planning program for key individuals it could have a material adverse effect on our business, results of operations, financial condition and the price of our common shares.

We have in the past, and may in the future, make changes to our executive management team or board of directors. There can be no assurance that any such changes and the resulting transition will not have a material adverse effect on our business, results of operations, financial condition and the price of our common shares.

Changes in government filing or screening requirements for global trade may adversely impact our business.
Our regulatory compliance services help our customers comply with government filing and screening requirements relating to global trade. The services that we offer may be impacted, from time to time, by changes in these requirements, including potential future changes as a consequence of changes in cross-border trade agreements, such as the United States-Mexico-Canada Agreement, or from changes in government, such as the recent change in the elected governing party of the United States government. In addition, and more generally, changes in requirements that impact electronic regulatory filings or import/export compliance, including changes adding or reducing filing requirements, changes in enforcement practices or changes in the government agency responsible for such requirements could adversely impact our business, results of operations and financial condition.

Disruptions in the movement of freight could negatively affect our revenues.
Our business is highly dependent on the movement of freight from one point to another since we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight, proper reporting or the overall volume of international shipments, whether as a result of labor disputes, weather or natural disasters, acts of war, terrorist events, political instability, changes in cross border trade agreements, contagious illness outbreaks, or otherwise, then the traffic volume on our Global Logistics Network will be impacted and our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our business, results of operations and financial condition will not be adversely affected by such events.

Our existing customers might cancel contracts with us, fail to renew contracts on their renewal dates, and/or fail to purchase additional services and products, and we may be unable to attract new customers.
We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts that provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option and/or subject to cancellation rights, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services.

If our customers fail to renew their service contracts, fail to purchase additional services or products, or we are unable to attract new customers, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, the cost of our products and services as compared to the cost of products and services offered by our competitors, acceptance of future price increases, our ability to attract, hire and maintain qualified personnel to meet customer needs, consolidating activities in the market, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues we may have anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenue losses. In addition, loss of one or more of our key customers could adversely impact our competitive position in the marketplace and hurt our credibility and ability to attract new customers.

Our success depends on our ability to continue to innovate and to create new solutions and enhancements to our existing products
We may not be able to develop and introduce new solutions and enhancements to our existing products that respond to new technologies or shipment regulations on a timely basis. If we are unable to develop and sell new products and new features for our existing products that keep pace with rapid technological and regulatory change, such as within the emerging area of artificial intelligence, as well as developments in the transportation logistics industry, our business, results of operations and financial condition could be adversely affected. We intend to continue to invest significant resources in research and development to enhance our existing products and services and introduce new high-quality products that customers will want. If we are unable to predict or quickly react to user preferences or changes in the transportation logistics industry, or its regulatory requirements, or if we are unable to modify our products and services on a timely basis or to effectively bring new products to market, our sales may suffer.

In addition, we may experience difficulties with software or hardware development, design, integration with third-party software or hardware, or marketing that could delay or prevent our introduction, deployment or implementation of new solutions and enhancements. The introduction of new solutions by competitors, the emergence of new industry standards or the development of entirely new technologies to replace existing offerings could render our existing or future solutions obsolete.

We may not have sufficient resources to make the necessary investments in software development and our technical infrastructure, and we may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products or enhancements. In addition, our products or enhancements may not meet increasingly complex customer requirements or achieve market acceptance at the rate we expect, or at all. Any failure by us to anticipate or respond adequately to technological advancements, customer requirements and changing industry standards, or any significant delays in the development, introduction or availability of new products or enhancements, could undermine our current market position and negatively impact our business, results of operations or financial condition.

We may not remain competitive. Increased competition could seriously harm our business.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost-effective manner new products, product features and services to keep pace with our competitors. We currently face competition from a large number of specific market entrants, some of which are focused on specific industries, geographic regions or other components of markets we operate in.

Current and potential competitors include supply chain application software vendors, customers that undertake internal software development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, regulatory filing companies, trade data vendors and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:
•	Established relationships with existing customers or prospects that we are targeting;
•	Superior product functionality and industry-specific expertise;
•	Broader range of products to offer and better product life cycle management;
•	Larger installed base of customers;
•	Greater financial, technical, marketing, sales, distribution and other resources;
•	Better performance;
•	Lower cost structure and more profitable operations;
•	Greater investment in infrastructure;
•	Greater worldwide presence;
•	Early adoption of, or adaptation to changes in, technology, including artificial intelligence; or
•	Longer operating history; and/or greater name recognition.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

Emergence or increased adoption of alternative sources for trade data may adversely impact our business.
With recent acquisitions in the area of supplying trade data and content, an increasing portion of our business relates to the supply of trade data and content that is often used by our customers in other systems, such as enterprise resource planning systems. Emergence or increased adoption of alternative sources of this data and content could have an adverse impact on our customers’ needs to obtain this data and content from us and/or the need for certain of the third-party system vendors in this field to refer customers to us for this data and content, each of which could adversely impact upon the revenues and income we generate from these areas of our business.

If we need additional capital in the future and are unable to obtain it or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.
Historically, we have financed our operations primarily through cash flows from our operations, the sale of our equity securities and borrowings under our credit facility. In addition to our current cash and available debt facilities, we may need to raise additional debt or equity capital to repay existing debt, fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. However, there can be no assurance that we will be able to undertake incremental financing transactions. If we raise additional funds through further issuances of convertible debt or equity securities, our existing shareholders could suffer significant dilution and any new equity securities we issue could have rights, preferences and privileges superior to those attaching to our common shares. Our current credit facility contains, and any debt financing secured by us in the future could contain restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable or at all, our operations and growth strategy may be adversely affected and the market price for our common shares could decline.

Changes in the value of the U.S. dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.
Historically, the largest percentage of our revenues has been denominated in U.S. dollars. However, the majority of our international expenses, including the wages of our non-U.S. employees and certain key supply agreements, have been denominated in Canadian dollars, British pounds, euros and other foreign currencies. Therefore, changes in the value of the U.S. dollar as compared to the Canadian dollar, the British pound, the euro and other foreign currencies may materially affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams, expenses, and our cost to settle foreign currency denominated liabilities.

We may have exposure to greater than anticipated tax liabilities or expenses.
We are subject to income and non-income taxes in various jurisdictions, our tax structure is subject to review by both domestic and foreign taxation authorities and we currently have tax audits open in a number of jurisdictions in which we operate. On a quarterly basis, we assess the status of these audits and the potential for adverse outcomes to determine whether a provision for income and other taxes is appropriate. The timing of the resolution of income tax audits is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ from any amounts that we accrue from time to time. The actual amount of any change could vary significantly depending on the ultimate timing and nature of any settlements. We cannot currently provide an estimate of the range of possible outcomes.

The determination of our worldwide provision for income taxes and other tax liabilities requires judgment. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Any audit of our tax filings could materially change the amount of current and deferred income tax assets and liabilities. We have recorded a valuation allowance against a portion of our net deferred tax assets. If we achieve a consistent level of profitability, the likelihood of further reducing our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our jurisdictions will increase. We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during subsequent years. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known. Our estimate of the potential outcome for any uncertain tax issue is based on a number of assumptions. Any further changes to the valuation allowance for our deferred tax assets would also result in an income tax recovery or income tax expense, as applicable, on the consolidated statements of operations in the period in which the valuation allowance is changed.

Changes to earnings resulting from past acquisitions may adversely affect our operating results.
Under ASC Topic 805, “Business Combinations”, we allocate the total purchase price to an acquired company’s net tangible assets, intangible assets and in-process research and development based on their values as of the date of the acquisition (including certain assets and liabilities that are recorded at fair value) and record the excess of the purchase price over those values as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. After we complete an acquisition, the following factors, among others, could result in material charges that would adversely affect our operating results and may adversely affect our cash flows:
•	Impairment of goodwill or intangible assets;
•	A reduction in the useful lives of intangible assets acquired;
•	Identification of assumed contingent liabilities after we finalize the purchase price allocation period;
•	Charges to our operating results to eliminate certain pre-merger activities that duplicate those of the acquired company or to reduce our cost structure; and
•	Charges to our operating results resulting from revised estimates to restructure an acquired company’s operations after we finalize the purchase price allocation period.

Routine charges to our operating results associated with acquisitions include amortization of intangible assets, acquisition-related costs and restructuring charges. Acquisition-related costs primarily include retention bonuses, advisory services, brokerage services and administrative costs with respect to completed and prospective acquisitions.

We expect to continue to incur additional costs associated with combining the operations of our acquired companies, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated stock-based compensation expenses and severance payments, reorganization or closure of facilities, taxes, and termination of contracts that provide redundant or conflicting services. These costs would be accounted for as expenses and would decrease our net income and earnings per share for the periods in which those adjustments are made.

As we continue to increase our international operations we increase our exposure to international business risks that could cause our operating results to suffer.
While our headquarters are in Canada, we currently have direct operations in the U.S., EMEA, Asia Pacific and South American regions. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results. These risks include, but are not limited to:
•
The risk of continued or increased limitations of travel advisories or travel restrictions related to the outbreak of contagious illnesses, could impact our ability to operate in certain markets and/or manage our operations in those markets;

•	Longer collection time from foreign clients, particularly in the EMEA region and the Asia Pacific region;
•	Difficulty in repatriating cash from certain foreign jurisdictions;
•	Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
•	Increased management, travel, infrastructure and legal compliance costs associated with having international operations;
•	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
•	Volatility or fluctuations in foreign currency and tariff rates;
•	Multiple, and possibly overlapping, tax structures;
•	Complying with complicated and widely differing global laws and regulations in areas such as employment, tax, privacy and data protection;
•	Trade restrictions;
•	Enhanced security procedures and requirements relating to certain jurisdictions;
•	The need to consider characteristics unique to technology systems used internationally;
•	Economic or political instability in some markets; and
•	Other risk factors set out herein.

Concerns about the environmental impacts of greenhouse gas emissions, global climate change, and any other environmental, social and governance matters may result in environmental taxes, charges, regulatory schemes, assessments or penalties, which could restrict or negatively impact our operations or reduce our profitability.
The impacts of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the U.S. and other governments. Efforts are being made to reduce greenhouse gas emissions and energy consumption, including those from automobiles and other modes of transportation. The added cost of any environmental regulation, taxes, charges, assessments or penalties levied or imposed on our customers in light of these efforts could result in additional costs for our customers, which could lead them to reduce use of our services. There are also a number of legislative and social, environmental and governance regulatory initiatives internationally that could restrict or negatively impact our operations or increase our costs. Additionally, environmental regulation, taxes, charges, assessments or penalties could be levied or imposed directly on us. Any enactment of laws or passage of regulations regarding greenhouse gas emissions, or any other environmental, social and governance matters, by Canada, the U.S., or any other jurisdiction we conduct our business in, could adversely affect our operations and financial results.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.
From time to time, we may be subject to litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, claims related to previously-completed acquisition transactions or claims relating to applicable securities laws. Litigation may seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our lack of responsibility for any failure resulting in a loss, even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. Limitation of liability provisions in certain third-party contracts may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims and incur damage to our reputation and products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Our insurance may not cover potential claims or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby harming our operating results and leading analysts or potential investors to lower their expectations of our performance, which could reduce the trading price of our common shares.

Increases in fuel prices, driver shortages and other increased transportation costs may have an adverse effect on the businesses of our customers resulting in them spending less money with us.
Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another, particularly transportation providers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. There can be no assurance that these companies will be able to allocate sufficient funds to use our products and services. In addition, rising fuel costs or driver shortages may cause global or geographic-specific reductions in the number of shipments being made, thereby impacting the number of transactions being processed by our Global Logistics Network and our corresponding network revenues.

We may not be able to compensate for downward pricing pressure on certain products and services by increased volumes of transactions or increased prices elsewhere in our business, ultimately resulting in lower revenues.
Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. If we cannot offset any such downward pricing pressure, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

Our success and ability to compete depend upon our ability to secure and protect patents, trademarks and other proprietary rights.
We consider certain aspects of our internal operations, products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We will also not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for their internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the U.S. and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. The Company is currently involved in, and expects to remain involved in, certain litigation to protect its intellectual property from infringement by third parties. In addition, further litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights and/or exposing us to claims for damages in any related counterclaims or countersuits. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our solutions, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our solutions, or injure our reputation.

We are dependent on certain key vendors for the availability of hardware devices, which could impede our development and expansion.
We currently have relationships with a small number of hardware device vendors over which we have no operational or financial control and no influence in how these vendors conduct their businesses. Suppliers of hardware devices could among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Interruption in the supply of equipment from these vendors could delay our ability to maintain, grow and expand our telematics solutions business and those areas of our business that interact with telematics units. If our relationships with any of these unit vendors were to terminate, there is no guarantee that our remaining unit vendors would be able to handle the increased equipment supply required to maintain and grow our expansive networks at our desired rates. There is also no guarantee that business relationships with other key unit vendors could be entered into on terms desirable or favorable to us, if at all. Fewer key vendors might mean that existing or potential customers are unable to meaningfully communicate using our Global Logistics Network, which may cause existing and potential customers to move to competitors’ products. Such equipment supply issues could adversely affect our business, results of operations and financial condition.

The general cyclical and seasonal nature of the freight market may have a material adverse effect on our business, results of operations and financial condition.
Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. Declines in shipment volumes would likely have a material adverse effect on our business.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.
We currently derive substantially all of our revenues from our federated network and global logistics technology solutions and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products is subject to a high level of uncertainty. Some of our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. The market for our services and products may weaken, competitors may develop superior services and products that perform logistics services on a global scale or within a particular geographic region, or we may fail to develop or maintain acceptable services and products to address new market conditions, governmental regulations or technological changes. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.
Competitors and other third parties have claimed, and in the future, may claim, that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business.

As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current and/or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, such payments could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may vary significantly from quarter to quarter and therefore may be difficult to predict or may fail to meet investment community expectations.
Our results of operations may vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:
•	Volatility or fluctuations in foreign currency exchange rates;
•	Volatility or fluctuations in interest rates;
•	Timing of acquisitions and related costs;
•	Timing of restructuring activities;
•	The introduction of enhanced products and services from competitors;
•	Our ability to introduce new products and updates to our existing products on a timely basis;
•	The termination of any key customer contracts, whether by the customer or by us;
•	Recognition and expensing of deferred tax assets;
•	Legal costs incurred in bringing or defending any litigation with customers or third-party providers, and any corresponding judgments or awards;
•	Legal and compliance costs incurred to comply with regulatory requirements;
•	Fluctuations in the demand for our services and products;
•	The impact of stock-based compensation expense;
•	Price and functionality competition in our industry;
•	Changes in legislation and accounting standards;

•	Our ability to satisfy contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
•	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results. If this occurs, the trading price of our common shares may fall substantially.

We may not be able to prevent or detect all errors or fraud.
Due to the inherent limitations of internal control systems, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. Accordingly, we cannot provide absolute assurance that all control issues, errors or instances of fraud, if any, impacting us have been or will be prevented or detected. In addition, over time, certain aspects of a control system may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate, which we may not be able to address quickly enough to prevent all instances of error or fraud. In connection with our on-going assessment of the effectiveness of our internal control over financial reporting, we may discover “material weaknesses” in our internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The existence of any material weakness may require management to devote significant time and incur significant expense to remediate any such material weaknesses. The existence of any material weakness in our internal control over financial reporting may result in errors in our financial statements that could require us to make corrective adjustments, restate our financial statements, cause us to fail to meet our reporting obligations, and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect the market price of our securities. If we are unable to successfully identify and remediate any material weaknesses that may arise in a timely manner, the accuracy and timing of our financial reporting may be adversely affected, and we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports and applicable stock exchange listing requirements.

Privacy laws and regulations are extensive, open to various interpretations, complex to implement and may reduce demand for our products, and failure to comply may impose significant liabilities.
Our customers can use our products to collect, use, process and store information regarding their transactions with their customers. Federal, state and foreign government bodies and agencies have been increasingly adopting new laws and regulations regarding the collection, use, processing, storage and disclosure of such information obtained from consumers and individuals. Legislative and regulatory action is also emerging within the area of artificial intelligence. In addition to government regulatory activity, privacy advocacy groups and the technology industry and other industries may consider various new, additional or different self-regulatory standards that may place additional burdens directly on our customers and target customers, and indirectly on us. Our products are expected to be capable of use by our customers in compliance with such laws and regulations. The functional and operational requirements and costs of compliance with such laws and regulations may adversely impact our business, and failure to enable our products to comply with such laws and regulations could lead to significant fines and penalties imposed by regulators, as well as claims by our customers or third parties. Additionally, all of these domestic and international legislative and regulatory initiatives could adversely affect our customers’ ability or desire to collect, use, process and store shipment logistics information, which could reduce demand for our products.

The price of our common shares has in the past, including recently, been volatile and may also be volatile in the future.
The trading price of our common shares may be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive or make it more difficult for us to raise capital through the issuance of commons shares. Increases in our common share price may also increase our compensation expense pursuant to our existing director, officer and employee compensation arrangements. We enter into equity derivative contracts including floating-rate equity forwards to partially offset the potential fluctuations of certain share-based compensation expenses. Fluctuations in our common share price may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:
•	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
•	Changes in recommendations or financial estimates by industry or investment analysts;
•	Changes in management or the composition of our board of directors;
•	Outcomes of litigation or arbitration proceedings;
•	Announcements of technological innovations or acquisitions by us or by our competitors;
•	Introduction of new products or significant customer wins or losses by us or by our competitors;
•	Developments with respect to our intellectual property rights or those of our competitors;
•	Fluctuations in the share prices of other companies in the technology and emerging growth sectors;
•	General market conditions; and
•	Other risk factors set out in this report.

If the market price of our common shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

Fair value assessments of our intangible assets required by GAAP may require us to record significant non-cash charges associated with intangible asset impairment.
Significant portions of our assets, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names, are intangible. We amortize intangible assets on a straight-line basis over their estimated useful lives. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with ASC Topic 360-10-35, “Property, Plant, and Equipment: Overview: Subsequent Measurement” an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

If our common share price decreases to a level such that the fair value of our net assets is less than the carrying value of our net assets, we may be required to record additional significant non-cash charges associated with goodwill impairment.
We account for goodwill in accordance with ASC Topic 350, “Intangibles – Goodwill and Other”, which among other things, requires that goodwill be tested for impairment at least annually. We have designated October 31st for our annual impairment test. Should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve or maintain profitability in the future.

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	October 31,	January 31,
	2024	2024
ASSETS
CURRENT ASSETS
Cash	181,282	320,952
Accounts receivable (net)
Trade (Note 5)	54,326	51,569
Other (Note 6)	17,268	12,193
Prepaid expenses and other	40,743	33,468
	293,619	418,182
OTHER LONG-TERM ASSETS (Note 18)	24,560	24,737
PROPERTY AND EQUIPMENT, NET (Note 7)	12,048	11,552
RIGHT-OF-USE ASSETS (Note 12)	6,576	6,257
DEFERRED INCOME TAXES	3,184	2,097
INTANGIBLE ASSETS, NET (Note 8)	343,811	251,047
GOODWILL (Note 9)	935,440	760,413
	1,619,238	1,474,285
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	20,599	17,484
Accrued liabilities (Note 10)	78,205	91,824
Lease obligations (Note 12)	2,821	3,075
Income taxes payable	16,108	6,734
Deferred revenue (Note 18)	101,140	84,513
	218,873	203,630
LEASE OBLIGATIONS (Note 12)	4,121	3,903
DEFERRED REVENUE (Note 18)	1,215	1,464
INCOME TAXES PAYABLE	4,949	6,153
DEFERRED INCOME TAXES	33,817	21,101
	262,975	236,251
LONG-TERM DEBT (Note 11)
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 13)
SHAREHOLDERS’ EQUITY (Note 14)
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 85,539,437 at October 31, 2024 (January 31, 2024 – 85,183,455)	564,793	551,164
Additional paid-in capital	498,787	494,701
Accumulated other comprehensive income (loss)	(33,978)	(28,586)
Retained earnings	326,661	220,755
	1,356,263	1,238,034
	1,619,238	1,474,285

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2024	2023	2024	2023

REVENUES	168,756	144,698	483,529	424,705
COST OF REVENUES (exclusive of amortization presented separately below)	43,154	34,325	119,115	102,184
GROSS MARGIN	125,602	110,373	364,414	322,521
EXPENSES
Sales and marketing	19,134	17,209	55,636	51,583
Research and development	24,472	21,118	70,572	62,923
General and administrative	16,858	14,712	48,328	42,747
Other charges (Note 19)	1,830	9,679	5,898	14,067
Amortization of intangible assets	17,519	15,250	49,962	45,408
	79,813	77,968	230,396	216,728
INCOME FROM OPERATIONS	45,789	32,405	134,018	105,793
INTEREST EXPENSE	(244)	(343)	(760)	(1,020)
INVESTMENT AND OTHER INCOME	2,883	2,717	9,657	6,287
INCOME BEFORE INCOME TAXES	48,428	34,779	142,915	111,060
INCOME TAX EXPENSE (RECOVERY) (Note 17)
Current	18,310	10,334	42,105	30,207
Deferred	(6,440)	(2,157)	(5,096)	(3,218)
	11,870	8,177	37,009	26,989
NET INCOME	36,558	26,602	105,906	84,071
EARNINGS PER SHARE (Note 15)
Basic	0.43	0.31	1.24	0.99
Diluted	0.42	0.31	1.21	0.97
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	85,501	85,101	85,403	85,045
Diluted	87,342	86,791	87,231	86,772

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Comprehensive Income
(US dollars in thousands; US GAAP; Unaudited)

Three Months Ended		Nine Months Ended
October 31,	October 31,	October 31,	October 31,
2024	2023	2024	2023
Comprehensive income
Net Income	36,558	26,602	105,906	84,071
Other comprehensive income (loss):
Foreign currency translation adjustment, net of income tax expense (recovery) of ($1) and ($300) for the three and nine month periods ended October 31, 2024 (expense (recovery) of $11 and ($89) for the same periods in fiscal 2024)	271	(18,336)	(5,392)	(9,897)
Total other comprehensive income (loss)	271	(18,336)	(5,392)	(9,897)
COMPREHENSIVE INCOME	36,829	8,266	100,514	74,174

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Shareholders’ Equity
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2024	2023	2024	2023

Common shares
Balance, beginning of period	561,850	546,984	551,164	538,448
Stock options and share units exercised	2,943	556	13,629	9,092
Balance, end of period	564,793	547,540	564,793	547,540

Additional paid-in capital
Balance, beginning of period	494,060	486,520	494,701	486,551
Stock-based compensation expense (Note 16)	5,298	4,513	14,575	11,883
Stock options and share units exercised	(571)	(109)	(10,489)	(7,510)
Balance, end of period	498,787	490,924	498,787	490,924

Accumulated other comprehensive income (loss)
Balance, beginning of period	(34,249)	(22,017)	(28,586)	(30,456)
Other comprehensive income (loss), net of income taxes	271	(18,336)	(5,392)	(9,897)
Balance, end of period	(33,978)	(40,353)	(33,978)	(40,353)

Retained earnings
Balance, beginning of period	290,103	162,317	220,755	104,848
Net income	36,558	26,602	105,906	84,071
Balance, end of period	326,661	188,919	326,661	188,919

Total Shareholders’ Equity	1,356,263	1,187,030	1,356,263	1,187,030

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2024	2023	2024	2023
OPERATING ACTIVITIES
Net income	36,558	26,602	105,906	84,071
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,393	1,452	4,137	4,080
Amortization of intangible assets	17,519	15,250	49,962	45,408
Stock-based compensation expense (Note 16)	5,298	4,513	14,575	11,883
Other non-cash operating activities	(42)	(15)	(1)	57
Deferred tax (recovery) expense	(6,440)	(2,157)	(5,096)	(3,218)
Changes in operating assets and liabilities (Note 20)	5,860	10,405	(10,936)	14,635
Cash provided by operating activities	60,146	56,050	158,547	156,916
INVESTING ACTIVITIES
Additions to property and equipment	(1,313)	(1,462)	(4,653)	(4,845)
Acquisition of subsidiaries, net of cash acquired (Note 3)	(132,753)	-	(286,468)	(142,700)
Cash used in investing activities	(134,066)	(1,462)	(291,121)	(147,545)
FINANCING ACTIVITIES
Payment of debt issuance costs	(15)	-	(53)	(39)
Issuance of common shares for cash, net of issuance costs (Note 14)	2,373	447	9,887	6,468
Payment of withholding taxes on net share settlements	-	-	(6,745)	(4,886)
Payment of contingent consideration (Note 4)	-	-	(9,223)	(6,320)
Cash provided by (used in) financing activities	2,358	447	(6,134)	(4,777)
Effect of foreign exchange rate changes on cash	191	(2,835)	(962)	(1,370)
(Decrease) increase in cash	(71,371)	52,200	(139,670)	3,224
Cash, beginning of period	252,653	227,409	320,952	276,385
Cash, end of period	181,282	279,609	181,282	279,609
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	-	-	-	-
Cash paid during the period for income taxes	11,475	18,443	35,660	41,013

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Notes to Condensed Consolidated Financial Statements
(Tabular amounts in thousands of US dollars, except per share amounts or as otherwise indicated; US GAAP; Unaudited)----

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes”, “Company”, “our” or “we”) is a provider of global logistics technology solutions. Customers use our modular, software-as-a-service (“SaaS”) and data solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access and analyze global trade data; research and perform trade tariff and duty calculations; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in a large, collaborative multi-modal logistics community. Our pricing model provides our customers with flexibility in purchasing our solutions either on a subscription, transactional or perpetual license basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies for which logistics is either a key or a defining part of their own product or service offering, or for which our solutions can provide an opportunity to reduce costs, improve service levels, or support growth by optimizing the use of assets and information.

Note 2 –Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in United States (“US”) dollars and are prepared in accordance with generally accepted accounting principles in the US (“GAAP”) and the rules and regulations of the Canadian Securities Administrators and US Securities and Exchange Commission (“SEC”) for the preparation of condensed interim financial statements. Accordingly, these unaudited condensed consolidated financial statements do not include all of the information and notes required for compliance with GAAP for annual financial statements. These statements should be read in conjunction with our audited annual consolidated financial statements prepared in accordance with GAAP for the fiscal year ended January 31, 2024.

The unaudited condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. The preparation of these unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the results of operations for the interim period should not be considered indicative of results to be expected for the full year ending January 31, 2025.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ends on January 31, 2025, is referred to as the “current fiscal year”, “fiscal 2025”, “2025” or using similar words. Our previous fiscal year, which ended on January 31, 2024, is referred to as the “previous fiscal year”, “fiscal 2024”, “2024” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2026” refers to the annual period ending January 31, 2026 and the “fourth quarter of 2026” refers to the quarter ending January 31, 2026.

The significant accounting policies used in preparing these condensed consolidated financial statements are unchanged from those disclosed in the Company’s fiscal 2024 annual consolidated financial statements and have been applied consistently to all periods presented in these condensed consolidated financial statements.

Recently issued accounting pronouncements
In November 2023, the FASB issued Accounting Standards Update 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). The amendments in ASU

2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, which is our fiscal year that began on February 1, 2024 (fiscal 2025) and interim periods within fiscal years beginning after December 15, 2024, which will be our fiscal year beginning February 1, 2025 (fiscal 2026). Early adoption is permitted. The Company will adopt this guidance in the fourth quarter of fiscal 2025. The adoption of this guidance is not expected to have a material impact on our results of operations or disclosures.

In December 2023, the FASB issued Accounting Standards Update 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). The amendments in ASU 2023-09 enhance transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, which will be our fiscal year beginning February 1, 2025 (fiscal 2026). Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company expects to adopt this guidance in the fourth quarter of fiscal 2026. The adoption of this guidance is not expected to have a material impact on our results of operations or disclosures.

In November 2024, the FASB issued Accounting Standards Update 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”). The amendments in ASU 2024-03 require disaggregation of certain expense captions into specified categories in disclosures within the notes to financial statements, which is expected to enhance cost transparency and improve comparability. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company expects to adopt this guidance in the fourth quarter of fiscal 2028. The adoption of this guidance is not expected to have a material impact on our results of operations or disclosures.

Note 3 – Acquisitions

Fiscal 2025 Acquisitions
On March 28, 2024, Descartes acquired all of the shares of OCR Services, Inc. (“OCR”), a leading provider of global trade compliance solutions and content. The purchase price for the acquisition was approximately $82.8 million, net of cash acquired, which was funded from cash on hand. The gross contractual amount of trade receivables acquired was $4.7 million with a fair value of $3.9 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.8 million. The completion of the initial purchase price allocation is pending the finalization of the fair value for trade receivables, intangible assets, accrued liability balances, deferred revenue as well as potential unrecorded liabilities. We expect to finalize the purchase price allocation on or before March 28, 2025.

On April 19, 2024, Descartes acquired substantially all of the shares of Aerospace Software Developments (“ASD”), a leading provider of global trade compliance solutions and content. The purchase price for the acquisition was approximately $62.5 million (EUR 58.7 million), net of cash acquired, which was substantially paid at closing from cash on hand with the remaining $3.6 million expected to be paid by the end of fiscal 2025. The gross contractual amount of trade receivables acquired was $1.1 million with a fair value of $1.1 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The completion of the initial purchase price allocation is pending the finalization of the fair value for trade receivables, intangible assets, accrued liability balances, deferred revenue as well as potential unrecorded liabilities. We expect to finalize the purchase price allocation on or before April 19, 2025.

On June 10, 2024, Descartes acquired all of the shares of BoxTop Technologies Limited (“BoxTop”), a leading provider of shipment management solutions for small- to mid-sized logistics services providers. The purchase price for the acquisition was approximately $12.1 million (GBP 9.5 million), net of cash acquired, which was funded from cash on hand. The gross contractual amount of trade receivables acquired was nominal with a nominal fair value at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The completion of the initial purchase price allocation is pending the finalization of the fair value for trade receivables, intangible assets, accrued liability balances, deferred revenue as well as potential unrecorded liabilities. We expect to finalize the purchase price allocation on or before June 10, 2025.

On September 17, 2024, Descartes acquired all of the shares of Assure Assist, Inc., doing business as MyCarrierPortal (“MCP”), a leading provider of carrier onboarding and risk monitoring solutions for the trucking industry. The purchase price for the acquisition was approximately $22.5 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based consideration of up to $6.0 million based on MCP achieving revenue-based targets over the first two years post-acquisition. The fair value of the contingent consideration was valued at $1.7 million at the acquisition date. The gross contractual amount of trade receivables acquired was nominal with a nominal fair value at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The completion of the initial purchase price allocation is pending the finalization of the fair value for trade receivables, intangible assets, accrued liability balances, deferred revenue as well as potential unrecorded liabilities. We expect to finalize the purchase price allocation on or before September 17, 2025.

On October 11, 2024, Descartes acquired all of the shares of Sellercloud LLC and certain assets of Sellercloud Europe Ltd. (collectively referred to as “Sellercloud”), a leading provider of omnichannel ecommerce solutions. The purchase price for the acquisition was approximately $110.2 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based consideration of up to $20.0 million based on Sellercloud achieving revenue-based targets over the first two years post-acquisition. The fair value of the contingent consideration was valued at $5.4 million at the acquisition date. The gross contractual amount of trade receivables acquired was $1.0 million with a fair value of $1.0 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The completion of the initial purchase price allocation is pending the finalization of the fair value for trade receivables, intangible assets, accrued liability balances, deferred revenue as well as potential unrecorded liabilities. We expect to finalize the purchase price allocation on or before October 11, 2025.

For the businesses acquired during fiscal 2025, we incurred acquisition-related costs of $1.7 million and $4.3 million for the three and nine month periods ended October 31, 2024, respectively. The acquisition-related costs were primarily for advisory services and are included in other charges in our condensed consolidated statements of operations. During the three and nine month periods ended October 31, 2024, we have recognized revenues of $10.2 million and $20.4 million, respectively, and net income of $2.1 million and $3.8 million, respectively, from OCR, ASD, BoxTop, MCP and Sellercloud since the date of acquisition in our condensed consolidated statements of operations.

The preliminary purchase price allocation for businesses acquired during fiscal 2025, which have not been finalized, is as follows:
	OCR	ASD	BoxTop	MCP	Seller-cloud	Total
Purchase price consideration:
Cash, net of cash acquired related to OCR ($5,743), ASD ($2,475), BoxTop ($1,012), MCP ($2,105) and Sellercloud ($362)	82,690	58,945	12,111	22,508	110,214	286,468
Consideration payable	159	3,577	-	-	-	3,736
Contingent consideration	-	-	-	1,679	5,364	7,043
Net working capital adjustments (receivable) / payable	189	124	(101)	(103)	358	467
	83,038	62,646	12,010	24,084	115,936	297,714
Allocated to:
Current assets, excluding cash acquired	4,669	4,445	56	17	1,267	10,454
Deferred income tax assets	77	-	-	-	-	77
Right-of-use assets	59	-	186	-	-	245
Other long-term assets	13	6	1	-	5	25
Current liabilities	(881)	(1,108)	(568)	(1,046)	(606)	(4,209)
Deferred revenue	(9,822)	(330)	(454)	(1,816)	(239)	(12,661)
Lease obligations	(59)	-	(186)	-	-	(245)
Deferred income tax liabilities	(13,107)	(3,319)	(1,743)	-	-	(18,169)
Net tangible assets (liabilities) assumed	(19,051)	(306)	(2,708)	(2,845)	427	(24,483)
Finite life intangible assets acquired:
Customer agreements and relationships	24,200	12,247	2,926	4,900	17,300	61,573
Existing technology	25,000	14,377	3,944	8,300	25,200	76,821
Trade names	1,500	298	25	150	250	2,223
Non-compete covenants	600	426	76	150	700	1,952
Goodwill	50,789	35,604	7,747	13,429	72,059	179,628
	83,038	62,646	12,010	24,084	115,936	297,714

The above transactions were accounted for using the acquisition method in accordance with ASC Topic 805, “Business Combinations”. The purchase price allocations in the table above represents our estimates of the allocation of the purchase price and the fair value of net assets acquired. The preliminary purchase price allocations may differ from the final purchase price allocation, and these differences may be material. Revisions to the allocations will occur as additional information about the fair value of assets and liabilities becomes available. The final purchase price allocations will be completed within one year from the acquisition date.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

	OCR	ASD	BoxTop	MCP	Seller-cloud
Customer agreements and relationships	13 years	13 years	13 years	8 years	12 years
Existing technology	6 years	6 years	6 years	6 years	6 years
Trade names	10 years	3-6 years	2 years	3 years	3 years
Non-compete covenants	5 years	5 years	5 years	5 years	5 years

The goodwill on the OCR, ASD, BoxTop, MCP and Sellercloud acquisitions arose as a result of the combined strategic value to our growth plan. The goodwill arising from the OCR, ASD and BoxTop acquisitions are not deductible for tax purposes. The goodwill arising from the MCP and Sellercloud acquisitions are deductible for tax purposes.

Fiscal 2024 Acquisitions
On February 14, 2023, Descartes acquired all of the shares of Windigo Logistics, Inc., doing business as GroundCloud (“GroundCloud”), a cloud-based provider of final-mile carrier solutions and road safety compliance tools. The purchase price for the acquisition was approximately $136.8 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based contingent consideration of up to $80.0 million based on GroundCloud achieving revenue-based targets over the first two years post-acquisition. The fair value of the contingent consideration was valued at $19.6 million at the acquisition date. The gross contractual amount of trade receivables acquired was $1.5 million with a fair value of $1.5 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The purchase price was finalized in the three month period ended January 31, 2024 with no adjustments.

On April 20, 2023, Descartes acquired substantially all of the assets of Localz Pty Ltd.(“Localz”), a cloud-based customer engagement platform for day-of-service interaction and order management. The purchase price for the acquisition was approximately $5.9 million, net of cash acquired, which was funded from cash on hand. The gross contractual amount of trade receivables acquired was $0.6 million with a fair value of $0.6 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The purchase price was finalized in the three month period ended April 30, 2024 with no adjustments.

Pro Forma Results of Operations (Unaudited)
The financial information in the table below summarizes selected results of operations on a pro forma basis as if we had acquired Sellercloud, MCP, BoxTop, ASD, OCR, Localz, and GroundCloud as of February 1, 2023.

This pro forma information is for information purposes only and does not purport to represent what our actual results of operations for the periods presented would have been had the acquisitions of Sellercloud, MCP, BoxTop, ASD, OCR, Localz, and GroundCloud occurred at February 1, 2023, or to project our results of operations for any future period.

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2024	2023	2024	2023

Revenue	173,737	157,622	508,085	465,493
Net income	36,552	24,702	104,803	77,612
Earnings per share
Basic	0.43	0.29	1.23	0.91
Diluted	0.42	0.28	1.20	0.89

Note 4 – Fair Value Measurements

ASC Topic 820 “Fair Value Measurements and Disclosures” (Topic 820) defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value, in this context, should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including our own credit risk.

Topic 820 establishes a fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•	Level 1—inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
•
Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The carrying amounts of the Company’s cash, accounts receivable (net), accounts payable, accrued liabilities and income taxes payable approximate their fair value (a Level 2 measurement) due to their short maturities.

The following table shows the Company’s financial instruments measured at fair value on a recurring basis as of October 31, 2024:

	Level 1	Level 2	Level 3	Total
Assets:
Equity derivative contracts	-	21,855	-	21,855

Liabilities:
Contingent consideration	-	-	8,543	8,543

The following table shows the Company’s financial instruments measured at fair value on a recurring basis as of January 31, 2024:

	Level 1	Level 2	Level 3	Total
Assets:
Equity derivative contracts	-	16,206	-	16,206

Liabilities:
Contingent consideration	-	-	35,146	35,146

The Company enters into equity derivative contracts including floating-rate equity forwards to partially offset the potential fluctuations of certain future share-based compensation expenses. The equity derivative contracts are not designated as hedge instruments and the Company does not hold derivatives for speculative purposes. As at October 31, 2024, we had equity derivatives for 330,441 Descartes common shares with a weighted average purchase price of $37.78.

The fair value of equity contract derivatives is determined utilizing a valuation model based on the quoted market value of our common shares at the balance sheet date (Level 2 fair value inputs). The fair value of equity contract derivatives is recorded as other current assets and gains and losses are recorded in general and administrative expenses in the condensed consolidated financial statements. During the three and nine months ended October 31, 2024, we recognized an expense (recovery) in general and administrative expenses of ($1.0) million and ($6.3) million, respectively, compared to an expense (recovery) of $0.6 million and ($0.6) million for the same periods of fiscal 2024, respectively.

Estimates of the fair value of contingent consideration is performed by the Company on a quarterly basis. Key unobservable inputs include revenue growth rates and the discount rates applied (10% to 16%). The estimated fair value increases as the annual revenue growth rate increases and as the discount rate decreases and vice versa. The following table presents the changes in the fair value measurements of the contingent consideration in Level 3 of the fair value hierarchy:
Level 3
Balance at January 31, 2024	35,146
Increase from acquisitions	7,043
Cash payments	(34,210)
Charges through profit or loss	575
Effect of movements in foreign exchange and other	(11)
Balance at October 31, 2024	8,543

Contingent consideration paid in the nine months ended October 31, 2024 totaled $34.2 million, of which $9.2 million related to the portion of the earn-out arrangements accrued for at the time of acquisition and the remainder of $25.0 million was paid out of cash flow from operating activities.

Note 5 – Trade Accounts Receivable

	October 31,	January 31,
	2024	2024
Trade accounts receivable	55,253	52,268
Less: Provision for credit losses	(927)	(699)
	54,326	51,569

Included in accounts receivable are unbilled receivables in the amount of $5.1 million as at October 31, 2024 ($2.4 million as at January 31, 2024). No single customer accounted for more than 10% of the accounts receivable balance as of October 31, 2024 and January 31, 2024.

The following table presents the changes in the provision for credit losses as follows:

Provision for Credit Losses
Balance at January 31, 2024	699
Current period provision for expected losses	1,414
Write-offs charged against the provision	(1,186)
Effect of movements in foreign exchange	-
Balance at October 31, 2024	927

Note 6 – Other Receivables

	October 31,	January 31,
	2024	2024
Net working capital adjustments receivable from acquisitions	103	-
Other receivables	17,165	12,193
	17,268	12,193

Other receivables include receivables related to sales and use taxes, income taxes, non-trade receivables and contract assets. At October 31, 2024, $0.1 million (nil at January 31, 2024) of the net working capital adjustments receivable from acquisitions is recoverable from amounts held in escrow related to the respective acquisitions.

Note 7 – Property and Equipment

	October 31,	January 31,
	2024	2024
Cost
Computer equipment and software	41,089	48,943
Furniture and fixtures	1,453	1,432
Leasehold improvements	1,019	994
Equipment installed with customers	2,430	2,314
Assets under construction	290	497
	46,281	54,180
Accumulated depreciation
Computer equipment and software	30,118	38,825
Furniture and fixtures	1,331	1,287
Leasehold improvements	808	730
Equipment installed with customers	1,976	1,786
	34,233	42,628
Net	12,048	11,552

Note 8 - Intangible Assets

	October 31,	January 31,
	2024	2024
Cost
Customer agreements and relationships	359,326	299,524
Existing technology	476,216	403,944
Trade names	12,326	10,139
Non-compete covenants	16,753	14,911
	864,621	728,518
Accumulated amortization
Customer agreements and relationships	187,290	172,026
Existing technology	311,876	285,148
Trade names	8,812	8,227
Non-compete covenants	12,832	12,070
	520,810	477,471
Net	343,811	251,047

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. The change in intangible assets during the nine month period ended October 31, 2024 is primarily due to the acquisitions of OCR, ASD, BoxTop, MCP and Sellercloud partially offset by amortization. The balance of the change in intangible assets is due to foreign currency translation.

Intangible assets with a finite life are amortized into income over their useful lives. Amortization expense for existing intangible assets is expected to be $343.8 million over the following periods: $18.1 million for the fourth quarter of fiscal 2025, $72.7 million for 2026, $57.9 million for 2027, $50.6 million for 2028, $42.2 million for 2029 and $102.3 million thereafter. Expected future amortization expense is subject to fluctuations in foreign exchange rates and assumes no future adjustments to acquired intangible assets.

Note 9 – Goodwill

Goodwill is recorded when the consideration paid for an acquisition of a business exceeds the fair value of identifiable net tangible and intangible assets acquired. The following table summarizes the changes in goodwill since January 31, 2023:

	October 31,	January 31,
	2024	2024
Balance at beginning of period	760,413	675,647
Acquisition of GroundCloud	-	82,750
Acquisition of Localz	-	954
Acquisition of OCR	50,789	-
Acquisition of ASD	35,604	-
Acquisition of BoxTop	7,747	-
Acquisition of MCP	13,429	-
Acquisition of Sellercloud	72,059	-
Adjustments on account of foreign exchange	(4,601)	1,062
Balance at end of period	935,440	760,413

Note 10 - Accrued Liabilities

	October 31,	January 31,
	2024	2024
Accrued compensation and benefits	48,561	43,075
Accrued contingent acquisition consideration	8,543	35,146
Accrued professional fees	2,530	1,577
Other accrued liabilities	18,571	12,026
	78,205	91,824

Other accrued liabilities include accrued expenses related to third party resellers and royalties, suppliers, accrued restructuring charges, and accrued consideration payable.

Note 11 – Long-Term Debt

We have a senior secured revolving credit facility in place with a syndicate of lenders. The facility is a $350.0 million revolving operating credit facility to be available for general corporate purposes, including the financing of ongoing working capital needs and acquisitions. The credit facility has a five-year maturity with no fixed repayment dates prior to the end of the term ending December 2027. With the approval of the lenders, the credit facility can be expanded to a total of $500.0 million. Borrowings under the credit facility are secured by a first charge over substantially all of Descartes’ assets. Depending on the type of advance, interest rates under the revolving operating portion of the credit facility are based on the Canada or US prime rate, Canadian Overnight Repo Rate Average (CORRA) or the Secured Overnight Financing Rate (SOFR) plus an additional 0 to 250 basis points based on the ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization, as defined in the credit facility. A standby fee of between 20 to 40 basis points will be charged on all undrawn amounts. The credit facility contains certain customary representations, warranties and guarantees, and covenants.

No amounts were drawn on the credit facility as of October 31, 2024 and the balance of $350.0 million is available for use. We were in compliance with the covenants of the credit facility as of October 31, 2024.

As at October 31, 2024, we had outstanding letters of credit of approximately $0.2 million ($0.2 million as at January 31, 2024), which were not related to our credit facility.

Note 12 – Leases

We have operating leases for buildings, vehicles and computer equipment. Our leases have remaining terms of up to 5 years, some of which include options to extend the leases for up to 5 years.

The components of operating lease expense were as follows:

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
2024		2023	2024	2023

Operating lease cost	878	1,264	2,713	3,264
Short-term lease cost	141	157	377	485
Total operating lease cost	1,019	1,421	3,090	3,749

Supplemental cash flow information related to operating leases was as follows:

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2024	2023	2024	2023

Operating cash outflows from operating leases included in measurement of lease liabilities	964	931	3,031	3,024
New right-of-use assets obtained in exchange for lease obligations	629	1,256	2,153	2,086

Supplemental information related to operating leases was as follows:

	October 31, 2024	January 31, 2024
Weighted average remaining lease term (years)	3.0	3.0
Weighted average discount rate (%)	4.9	4.1

Maturities of operating lease liabilities were as follows as of October 31, 2024:

Years Ended January 31,	Operating Leases
Remainder of 2025	937
2026	2,914
2027	1,853
2028	1,119
2029	516
2030 and thereafter	219
Total lease payments	7,558
Less: imputed interest	616
Total lease obligations	6,942
Current	2,821
Long-term	4,121

Note 13 - Commitments, Contingencies and Guarantees

Commitments
As described in Note 2 to the audited consolidated financial statements for 2024 included in our 2024 Annual Report, we maintain deferred share unit (“DSU”) and cash-settled restricted share unit (“CRSU”) plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. For DSUs and CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had an unrecognized aggregate liability for the unvested DSUs and CRSUs of $0.4 million and $1.3 million, respectively, at October 31, 2024. The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of our common shares. To partially offset our exposure to fluctuations in our stock price, we have entered into equity derivative contracts, including floating-rate equity forwards. As at October 31, 2024, we had equity derivatives for 330,441 Descartes common shares and a DSU liability for 331,550 Descartes common shares, resulting in minimal net exposure arising from changes to our share price.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate potential liability is not currently expected to have a material effect on our results of operations or financial position.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations in our condensed consolidated financial statements.

Business combination agreements
In respect of our acquisitions of Supply Vision, GroundCloud, MCP and Sellercloud, up to $67.5 million in cash may become payable if certain revenue performance targets are met in the two years following the acquisition. A balance of $8.5 million is accrued related to the fair value of this contingent consideration as at October 31, 2024.

Guarantees
In the normal course of business, we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees”. The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. Historically, we have not encountered material costs as a result of such indemnification obligations.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnities. These indemnities typically arise in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements, customer financing transactions, and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnities requires us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnities.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our condensed consolidated financial statements for the guarantees or indemnities described above.

Note 14 – Share Capital

On July 15, 2022, we filed a final short-form base shelf prospectus (the “2022 Base Shelf Prospectus”), allowing us to offer and issue an unlimited quantity of the following securities during the 25-month period following thereafter: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the aforementioned common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. No securities were sold pursuant to the 2022 Base Shelf Prospectus, which was withdrawn in July 2024.

On July 15, 2024, we filed a final short-form base shelf prospectus (the “2024 Base Shelf Prospectus”), allowing us to offer and issue an unlimited quantity of the following securities during the 25-month period following thereafter: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the aforementioned common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. No securities have yet been sold pursuant to the 2024 Base Shelf Prospectus.

For the three and nine month periods ended October 31, 2024, cash flows provided from stock options and share units exercised were $2.4 million and $9.9 million, respectively, compared to $0.4 million and $6.4 million the same periods in fiscal 2024, respectively.

For the three and nine month periods ended October 31, 2024, the Company withheld nil and 73,588 common shares, respectively, to satisfy employee tax withholding requirements for net share settlements of PSUs and RSUs, compared to nil and 63,330 in the same periods in fiscal 2024, respectively. Total payments to satisfy employee tax withholding requirements for net share settlements of PSUs and RSUs were nil and $6.7 million for the three and nine month periods ended October 31, 2024, respectively, compared with nil and $4.9 million in the same periods in fiscal 2024, and are reflected as a financing activity in the condensed consolidated statements of cash flows.

Note 15 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”) (number of shares in thousands):

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2024	2023	2024	2023

Net income for purposes of calculating basic and diluted earnings per share	36,558	26,602	105,906	84,071

Weighted average shares outstanding	85,501	85,101	85,403	85,045
Dilutive effect of employee stock options	550	450	555	493
Dilutive effect of restricted and performance share units	1,291	1,240	1,273	1,234
Weighted average common and common equivalent shares outstanding	87,342	86,791	87,231	86,772
Earnings per share
Basic	0.43	0.31	1.24	0.99
Diluted	0.42	0.31	1.21	0.97

For the three month periods ended October 31, 2024 and October 31, 2023, nil and 275,462 options, respectively, were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive. For the three month periods ended October 31, 2024 and October 31, 2023, the application of the treasury stock method excluded 275,129 and 16,646 stock options, respectively, from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense of such options that are attributed to future service periods made such options anti-dilutive.

For the nine month periods ended October 31, 2024 and October 31, 2023, nil and 275,462 options, respectively, were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive. For the nine month periods ended October 31, 2024 and October 31, 2023, the application of the treasury stock method excluded 359,395 and 7,275 stock options, respectively, from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense of such stock options that are attributed to future service periods made such stock options anti-dilutive.

For the three month periods ended October 31, 2024 and October 31, 2023, the application of the treasury stock method excluded PSUs and RSUs of nil and 95,134, respectively, from the calculation of diluted EPS as the unrecognized stock-based compensation expense of such PSUs and RSUs that are attributed to future service periods made such PSUs and RSUs anti-dilutive.

For the nine month periods ended October 31, 2024 and October 31, 2023, the application of the treasury stock method excluded PSUs and RSUs of 92,873 and 95,134, respectively, from the calculation of diluted EPS as the unrecognized stock-based compensation expense of such PSUs and RSUs that are attributed to future service periods made such PSUs and RSUs anti-dilutive.

Note 16 - Stock-Based Compensation Plans

Total estimated stock-based compensation expense recognized in our condensed consolidated statement of operations was as follows:

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2024	2023	2024	2023

Cost of revenues	379	307	1,031	812
Sales and marketing	1,722	1,442	4,702	3,729
Research and development	715	581	1,950	1,546
General and administrative	2,482	2,183	6,892	5,796
Effect on net income	5,298	4,513	14,575	11,883

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against any such deferred tax asset except for $1.0 million ($1.0 million at January 31, 2024) recognized in the United States. We realized a nominal tax benefit in connection with stock options exercised during both the three and nine month periods ended October 31, 2024 and a nominal tax benefit for both the same periods in fiscal 2024.

Stock Options

As of October 31, 2024, we had 1,560,034 stock options granted and outstanding under our shareholder-approved stock option plan and 2,176,952 remained available for grant.

As of October 31, 2024, $11.9 million of total unrecognized compensation costs related to non-vested stock option awards is expected to be recognized over a weighted average period of 2.5 years. The total fair value of stock options vested during the three and nine month periods ended October 31, 2024 was $0.1 million and $0.4 million, respectively.

For the three and nine month periods ended October 31, 2024, 3,358 and 279,719 stock options, respectively, were granted compared to nil and 278,845 stock options for the same periods in fiscal 2024. The weighted average grant-date fair value of stock options granted during the nine month periods ended October 31, 2024 and October 31, 2023 was $29.81 per option and $26.20 per option, respectively.

The weighted-average assumptions were as follows:

	Nine Months Ended
	October 31, 2024	October 31, 2023
Expected dividend yield (%)	-	-
Expected volatility (%)	30.0	30.8
Risk-free rate (%)	3.6	3.2
Expected option life (years)	5	5

A summary of option activity under all of our plans is presented as follows:
	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2024	1,568,551	$52.31	3.9	$54.8
Granted	279,719	$89.65
Exercised	(274,314)	$36.00
Forfeited	(13,922)	$77.21
Balance at October 31, 2024	1,560,034	$61.08	4.0	$70.2

Vested or expected to vest at October 31, 2024	1,560,034	$61.08	4.0	$70.2

Exercisable at October 31, 2024	870,321	$49.40	2.9	$49.3

The total intrinsic value of stock options exercised during the three and nine month periods ended October 31, 2024 was $3.7 million and $16.2 million, respectively, compared to $0.5 million and $10.1 million during the same periods of fiscal 2024, respectively.

Performance Share Units

A summary of PSU activity is as follows:

	Number of PSUs Outstanding	Weighted- Average Granted Date Fair Value	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2024	988,543	$53.81	4.5	$86.3
Granted	92,873	$110.92
Performance units issued	40,477	$80.95
Exercised	(103,504)	$13.61
Forfeited	(3,428)	$81.50
Balance at October 31, 2024	1,014,961	$63.65	4.8	$107.6

Vested or expected to vest at October 31, 2024	1,014,961	$63.65	4.8	$107.6

Exercisable at October 31, 2024	732,391	$48.24	3.5	$77.6

The aggregate intrinsic value represents the total pre-tax intrinsic value (the aggregate closing share price of our common shares on October 31, 2024) that would have been received by PSU holders if all PSUs had been vested on October 31, 2024.

As of October 31, 2024, $13.3 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 1.8 years. The total fair value of PSUs vested during the three and nine month periods ended October 31, 2024 was nil and $6.1 million, respectively.

Restricted Share Units

A summary of RSU activity is as follows:

	Number of RSUs Outstanding	Weighted- Average Granted Date Fair Value	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2024	482,094	$40.19	4.8	$42.1
Granted	62,597	$89.59
Exercised	(51,752)	$11.26
Forfeited	(829)	$71.48
Balance at October 31, 2024	492,110	$49.04	5.2	$52.2

Vested or expected to vest at October 31, 2024	492,110	$49.04	5.2	$52.2

Exercisable at October 31, 2024	367,938	$38.27	4.1	$39.0

The aggregate intrinsic value represents the total pre-tax intrinsic value (the aggregate closing share price of our common shares on October 31, 2024) that would have been received by RSU holders if all RSUs had been vested on October 31, 2024.

As of October 31, 2024, $6.7 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 1.9 years. The total fair value of RSUs vested during both the three and nine month periods ended October 31, 2024 was nil.

Deferred Share Unit Plan

As at October 31, 2024, the total number of DSUs held by participating directors was 331,550 (311,081 at January 31, 2024), representing an aggregate accrued liability of $34.0 million ($27.3 million at January 31, 2024). During the nine month period ended October 31, 2024, 20,469 DSUs were granted. The fair value of the DSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost (recovery) related to DSUs recognized during the three and nine month periods ended October 31, 2024 was $1.5 million and $7.8 million, respectively, compared to ($0.1) million and $2.2 million for the same periods in fiscal 2024, respectively.

Cash-Settled Restricted Share Unit Plan

A summary of activity under our CRSU plan is as follows:

	Number of CRSUs Outstanding	Weighted- Average Remaining Contractual Life (years)
Balance at January 31, 2024	11,370	1.8
Granted	8,579
Vested and settled in cash	(5,418)
Forfeited	(515)
Balance at October 31, 2024	14,016	1.9

Non-vested at October 31, 2024	14,016	1.9

We recognize the compensation cost of the CRSUs ratably over the service/vesting period relating to the grant and have recorded an aggregate accrued liability of $0.2 million at October 31, 2024 ($0.2 million at January 31, 2024). As at October 31, 2024, the unrecognized aggregate liability for the unvested CRSUs was $1.3 million ($0.8 million at January 31, 2024). The fair value of the CRSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to CRSUs recognized during the three and nine month periods ended October 31, 2024 was $0.2 million and $0.6 million, respectively, compared to $0.1 million and $0.5 million for the same periods in fiscal 2024, respectively.

Note 17 - Income Taxes

The effective tax rates (which is the provision for income taxes expressed as a percentage of income before income taxes) were 24.5% and 25.9% for the three and nine month periods ended October 31, 2024, respectively, and 23.5% and 24.3% for the same periods in fiscal 2024, respectively. The increase in the three and nine month periods ended October 31, 2024 compared to the same periods in fiscal 2024 was primarily due to a recovery related to changes in estimates in the United States and Canada in the comparative period.

Note 18 – Contract Balances, Performance Obligations and Contract Costs

Deferred Revenue
The following table presents the changes in the deferred revenue balance as follows:

Deferred Revenue
Balance at January 31, 2024	85,977
Recognition of previously deferred revenue	(65,559)
Deferral of revenue	79,044
Increases from business combinations, net	3,138
Effect of movements in foreign exchange	(245)
Balance at October 31, 2024	102,355
Current	101,140
Long-term	1,215

Performance Obligations
As of October 31, 2024, approximately $519.5 million of revenue is expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. We expect to recognize revenue on approximately 80% of these remaining performance obligations over the next 24 months with the balance recognized thereafter.

Contract Assets
The following table presents the changes in the contract assets balance as follows:

Contract Assets
Balance at January 31, 2024	3,029
Transfers to trade receivables from contract assets	(1,270)
Increases as a result of revenue recognized during the period, net of amounts transferred to trade receivables	6,465
Effect of movements in foreign exchange	(20)
Balance at October 31, 2024	8,204

Contract Costs
Capitalized contract costs (primarily comprised of commissions) net of accumulated amortization is $18.7 million at October 31, 2024 ($18.6 million at January 31, 2024). Capitalized contract costs are amortized consistent with the pattern of transfer to the customer for the goods and services to which the asset relates. For the three and nine month periods ended October 31, 2024, the amount of amortization included in sales and marketing expenses was $1.7 million and $5.1 million, respectively, and $1.7 million and $4.9 million for the same periods in fiscal 2024, respectively.

Note 19 - Other Charges

Other charges are comprised of acquisition-related costs, contingent consideration adjustments and restructuring initiatives which have been undertaken from time to time under various restructuring plans. Acquisition-related costs primarily include advisory services, administrative costs and retention bonuses to employees joining by way of an acquisition, and collectively relate to completed and prospective acquisitions. Contingent consideration adjustments relate to changes in anticipated acquisition earnout payment accruals primarily as a result of increases or decreases to revenue performance and forecasts. Revenue forecasts are updated on a quarterly basis and the related earnout payment accruals are updated accordingly.

The following tables shows the components of other charges as follows:

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2024	2023	2024	2023
Acquisition-related costs	1,773	841	5,162	2,560
Contingent consideration accretion and adjustments	34	7,790	575	10,457
Restructuring plans	23	1,048	161	1,050
	1,830	9,679	5,898	14,067

Fiscal 2024 Restructuring Plan

In the third quarter of fiscal 2024, management approved and began to implement the fiscal 2024 restructuring plan to reduce operating expenses and increase operating margins. To date, $1.8 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of office closures and workforce reduction charges. As of October 31, 2024, we expect total remaining office closures and workforce reduction costs to be nominal.

The following table shows the changes in the restructuring provision for the fiscal 2024 restructuring plan:

	Workforce Reduction	Office Closures	Total
Balance at January 31, 2024	442	-	442
Accruals and adjustments	66	95	161
Cash draw downs	(475)	(95)	(570)
Non-cash draw downs and foreign exchange	(5)	-	(5)
Balance at October 31, 2024	28	-	28

Note 20 – Supplemental Cash Flow Information

The following tables present cash provided by (used in) operating activities related to changes in assets and liabilities:

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2024	2023	2024	2023
Trade accounts receivable	4,004	7,518	3,012	(1,652)
Other accounts receivable	(1,519)	(6,553)	(2,120)	(9,335)
Prepaid expenses and other	(1,306)	(1,020)	(8,027)	(2,562)
Inventory	(74)	37	127	402
Accounts payable	(1,459)	2,369	1,790	3,028
Accrued liabilities	5,379	10,137	(16,270)	12,568
Income taxes payable	5,553	918	6,969	(551)
Operating leases	(76)	531	(292)	413
Deferred revenue	(4,642)	(3,532)	3,875	12,324
Changes in operating assets and liabilities	5,860	10,405	(10,936)	14,635

Note 21 - Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one reportable business segment providing logistics technology solutions. The following tables provide our disaggregated revenue information by geographic location of customer and revenue type:

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2024	2023	2024	2023
Revenues
United States	114,405	97,573	325,601	284,911
Europe, Middle-East and Africa	39,825	33,784	113,385	101,091
Canada	9,575	8,765	29,935	25,389
Asia Pacific	4,951	4,576	14,608	13,314
	168,756	144,698	483,529	424,705

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2024	2023	2024	2023
Revenues
Services	149,675	130,420	433,754	385,274
Professional services and other	15,624	12,740	44,392	35,566
License	3,457	1,538	5,383	3,865
	168,756	144,698	483,529	424,705

License revenues are derived from perpetual licenses granted to our customers to use our software products. Services revenues are comprised of ongoing transactional and/or subscription fees for use of our services and products by our customers and maintenance, which include revenues associated with maintenance and support of our services and products. Professional services and other revenues are comprised of professional services revenues from consulting, implementation and training services related to our services and products, hardware revenues and other revenues.

The following table provides information by geographic area of operation for our long-lived assets. Long-lived assets represent property and equipment and intangible assets that are attributed to geographic areas.

	October 31,	January 31,
	2024	2024
Total long-lived assets
United States	258,001	178,843
Europe, Middle-East and Africa	54,390	26,298
Canada	35,220	47,072
Asia Pacific	8,248	10,386
	355,859	262,599

Corporate Information

Stock Exchange Information
Our common stock trades on the Toronto Stock Exchange under the symbol DSG and on The Nasdaq Stock Market under the symbol DSGX.

Transfer Agents
Computershare Investor Services Inc.	Computershare Trust Company
100 University Avenue	12039 West Alameda Parkway
Toronto, Ontario M5J 2Y1	Suite Z-2 Lakewood, Colorado
North America: (800) 663-9097	80228 USA
Phone: (416) 263-9200	Phone: (303) 262-0600

Independent Registered Public Accounting Firm
KPMG LLP
Vaughan Metropolitan Centre
100 New Park Place
Suite 1400
Vaughan, Ontario L4K 0J3
Phone: (416) 777-8500

Investor Inquiries
Investor Relations
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario N2V 1C6
Phone: (519) 746-2969
Toll Free: (800) 419-8495
E-mail: investor@descartes.com
www.descartes.com

The Descartes Systems Group Inc.
Corporate Headquarters
120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada
Phone:	(519) 746-8110
(800) 419-8495
Fax:	(519) 747-0082

info@descartes.com
www.descartes.com